As filed with the Securities and Exchange Commission on May 20, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RADIAN GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	6351	23-2691170
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1601 Market Street

Philadelphia, Pennsylvania 19103

(215) 231-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Teresa Bryce

Executive Vice President, Secretary and General Counsel

1601 Market Street

Philadelphia, Pennsylvania 19103

(215) 231-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

F. Douglas Raymond, III Russell J. Wood Drinker, Biddle & Reath LLP One Logan Square 18th and Cherry Streets Philadelphia, Pennsylvania 19103 (215) 988-2700	Alexander M. Dye Michael Groll Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock of Radian Group Inc., par value $0.001 per share	$100,000	$3.93

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)

Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May     , 2008

PROSPECTUS

            Shares

Radian Group Inc.

Common Stock

We are offering             shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “RDN.” On May     , 2008, the last sale price of our common stock as reported on the New York Stock Exchange was $            per share.

Before making any investment in the common stock, you should carefully consider the risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Public Offering Price Per Share	$	$

Underwriting Discount and Commissions	$	$

Proceeds, Before Expenses, To Us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Certain of our directors and officers have indicated an interest in purchasing up to $             million of our common stock in this offering at the public offering price, or up to              shares of our common stock. Although we expect these directors and officers to purchase these shares of common stock, indications of interest are not binding agreements or commitments to purchase.

We have granted to the underwriters an option, exercisable within 30 days, to purchase up to an additional              shares of common stock from us on the same terms and conditions set forth above if the underwriters sell more than              shares of common stock in this offering.

Lehman Brothers expects to deliver the shares to investors on or about May         , 2008.

LEHMAN BROTHERS

                        , 2008

You should rely only on the information contained or incorporated by reference in this prospectus and any other offering material we or the underwriters provide. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date on the cover of this prospectus, or in the case of documents incorporated by reference, the date of such documents, regardless of the time of delivery of this prospectus or any sales of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus to “our company,” “we,” “us,” “our” or “ours” refer to Radian Group Inc. and its consolidated subsidiaries. Sherman Financial Group LLC, or Sherman, and Credit-Based Asset Servicing and Securitization LLC, or C-BASS, are not our subsidiaries and are not included in the terms “our company,” “we,” “us,”, “our” and “ours” and other similar terms.

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FORWARD-LOOKING STATEMENTS—SAFE HARBOR PROVISIONS

All statements made in this prospectus, any related offering materials and the documents incorporated by reference with this prospectus that address events, developments or results that we expect or anticipate may occur in the future are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. In most cases, forward-looking statements may be identified by words such as “may,” “should,” “expect,” “intend,” “plan,” “goal,” “contemplate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative or other variations on these words and other similar expressions. These statements, which include, without limitation, projections regarding our future performance and financial condition are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. The forward-looking statements, as well as our prospects as a whole, are subject to risks and uncertainties, including the following:

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actual or perceived changes in general financial and political conditions, such as extended national or regional economic recessions, changes in housing demand or mortgage originations, changes in housing values (in particular, further deterioration in the housing, mortgage and related credit markets, which would harm our future consolidated results of operations and could cause losses for our mortgage insurance business to be worse than expected), changes in liquidity in the capital markets and the further contraction of credit markets, population trends and changes in household formation patterns, changes in unemployment rates, changes or volatility in interest rates or consumer confidence, changes in credit spreads, changes in the way investors perceive the strength of private mortgage insurers or financial guaranty providers, investor concern over the credit quality and specific risks faced by the particular businesses, municipalities or pools of assets covered by our insurance;

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actual or perceived economic changes or catastrophic events in geographic regions (both domestic and international) where our mortgage insurance or financial guaranty insurance in force is more concentrated;

•	our ability to successfully obtain additional capital to support our long-term liquidity needs and to protect our credit and financial strength ratings;

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our ability to satisfy the covenants contained in our credit agreement (including, but not limited to, financial covenants), which, if we are unable to satisfy, could lead to a default on the terms of that loan, upon which the lenders representing a majority of the debt under our credit agreement would have the right to terminate all commitments under the credit agreement and declare the outstanding debt due and payable;

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changes in investor perception of the strength of our financial guaranty business, of financial guaranty providers generally, or in their perception of the strength of our ultimate parent Radian Group Inc. and the other businesses in which it or its other subsidiaries participate, including the mortgage insurance industry;

•	risks faced by the businesses, municipalities or pools of assets covered by our insurance;

•	a decrease in the volume of home mortgage originations due to reduced liquidity in the lending market, tighter underwriting standards and a deterioration in housing markets throughout the U.S.;

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a decrease in the volume of the municipal bonds, and other public finance and structured finance transactions that we insure, or a decrease in the volume of such transactions for which issuers or investors seek or demand financial guaranty insurance;

•	the loss of a customer for whom we write a significant amount of mortgage insurance or financial guaranty insurance or the influence of large customers;

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reduction in the volume of reinsurance business available to us from one or more of our primary financial guaranty insurer customers due to adverse changes in their ability to generate new profitable direct financial guaranty insurance or their need for us to reinsure their risk;

•	disruption in the servicing of mortgages covered by our insurance policies;

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the aging of our mortgage insurance portfolio and changes in severity or frequency of losses associated with certain of our products that are riskier than traditional mortgage insurance or financial guaranty insurance policies;

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the performance of our insured portfolio of higher risk loans, such as Alternative-A (“Alt-A”) and subprime loans, and adjustable rate products, such as adjustable rate mortgages (“ARMs”) and interest-only mortgages, which have resulted in increased losses in 2007 and 2008 and may result in further losses;

•	reduced opportunities for loss mitigation in markets where housing values fail to appreciate or begin to decline;

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changes in persistency rates of our mortgage insurance policies caused by changes in refinancing activity, in the rate of appreciation or depreciation of home values and changes in the mortgage insurance cancellation requirements of mortgage lenders and investors;

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downgrades or threatened downgrades of, or other ratings actions with respect to, our credit ratings or the insurance financial strength ratings assigned by the major rating agencies to any of our rated insurance subsidiaries at any time (in particular, our credit rating and the financial strength ratings of our mortgage insurance subsidiaries that are currently under review for possible downgrade);

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heightened competition for our mortgage insurance business from others such as the Federal Housing Administration and the Veterans’ Administration or other private mortgage insurers (in particular those that have been assigned higher ratings from the major ratings agencies), from alternative products such as “80-10-10” loans or other forms of simultaneous second loan structures used by mortgage lenders, from investors using forms of credit enhancement other than mortgage insurance as a partial or complete substitution for private mortgage insurance and from mortgage lenders that demand increased participation in revenue sharing arrangements such as captive reinsurance arrangements;

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changes in the charters or business practices of Federal National Mortgage Association (“Fannie Mae”) and Freddie Mac, the largest purchasers of mortgage loans that we insure, and our ability to retain our Top Tier eligibility requirement from both Freddie Mac and Fannie Mae;

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heightened competition for financial guaranty business from other financial guaranty insurers, including those recently downgraded to ratings equal to or lower than our ratings, from other forms of credit enhancement such as letters of credit, guaranties and credit default swaps provided by foreign and domestic banks and other financial institutions and from alternative structures that may permit insurers to securitize assets more cost-effectively without the need for the types of credit enhancement we offer, or result in our having to reduce the premium we charge for our products;

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the application of existing federal or state consumer, lending, insurance, securities and other applicable laws and regulations, or changes in these laws and regulations or the way they are interpreted, including, without limitation: (i) the possibility of private lawsuits or investigations by state insurance departments and state attorneys general alleging that services offered by the mortgage insurance industry, such as captive reinsurance, pool insurance and contract underwriting, are violative of the Real Estate Settlement Procedures Act (“RESPA”) and/or similar state regulations, (ii) legislative and regulatory changes affecting demand for private mortgage insurance or financial guaranty insurance, or (iii) legislation and regulatory changes limiting or restricting our use of (or requirements for) additional capital, the products we may offer, the form in which we may execute the credit protection we provide or the aggregate notional amount of any product we may offer for any one transaction or in the aggregate;

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the possibility that we may fail to estimate accurately the likelihood, magnitude and timing of losses in connection with establishing loss reserves for our mortgage insurance or financial guaranty businesses, or the premium deficiency for our second-lien mortgage insurance business, or to estimate accurately the fair value amounts of derivative contracts in our mortgage insurance and financial guaranty businesses in determining gains and losses on these contracts;

•	changes in accounting guidance from the Securities and Exchange Commission (“SEC”) or the Financial Accounting Standards Board (“FASB”);

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our ability to profitably grow our insurance businesses in international markets, which depends on a number of factors such as foreign governments’ monetary policies and regulatory requirements, foreign currency exchange rate fluctuations, and our ability to develop and market products appropriate to foreign markets;

•	the possibility that we may not be able to achieve and maintain effective internal control over our financial reporting;

•	legal and other limitations on the amount of dividends we may receive from our subsidiaries; and

•	vulnerability to the performance of our strategic investments, including in particular, our investment in Sherman.

We urge you to consider these factors before investing in our common stock. We caution you not to place undue reliance on these forward-looking statements, which are current only as of the date of this prospectus. We do not intend to, and we disclaim any duty or obligation to, update or revise any forward-looking statements made in this prospectus to reflect new information or future events or for any other reason. These risks and uncertainties, as well as certain additional risks, are described in greater detail in the “Risk Factors” section beginning on page 13 of this prospectus.

SUMMARY

The information below is only a summary of more detailed information included elsewhere, or incorporated by reference, in this prospectus. This summary may not contain all the information that is important to you or that you should consider before making a decision to invest in our common stock. For a more complete understanding of us and this offering of our common stock, please read this entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as the information incorporated by reference into this prospectus.

Radian Group Inc.

We are a credit enhancement company. Our strategic objective is to prudently grow our core mortgage credit enhancement and financial guaranty businesses while providing value to our clients in the acquisition, management and distribution of credit risk, primarily in domestic and also in limited international markets. We develop and deliver credit enhancement products by applying our credit risk expertise and structured finance capabilities to the credit enhancement needs of our counterparties.

We offer products and services through three business segments—mortgage insurance, financial guaranty and financial services:

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Our mortgage insurance business provides credit protection for mortgage lenders and other financial services companies on residential mortgage assets, primarily through traditional mortgage insurance, as well as on other mortgage-backed structured products.

•	Our financial guaranty business insures and reinsures municipal bonds and other credit-based risks and provides synthetic credit protection on various asset classes through credit default swaps.

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Our financial services business is conducted through Sherman, a less than majority-owned joint venture. Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. We also have a minority interest in C-BASS, a mortgage investment company. In 2007, C-BASS ceased its operations and sold its loan servicing platform. C-BASS is currently managing its portfolio pursuant to a consensual, non-bankruptcy restructuring, under which its assets are to be paid out over time to its secured and unsecured creditors, including us. We currently ascribe no value to our ownership interest in C-BASS and have no further financial commitments to C-BASS.

The following shows the allocation of our equity to our three business segments at March 31, 2008:

Equity
Mortgage Insurance	46%
Financial Guaranty	49%
Financial Services	5%

A summary of financial information for each of our business segments and a discussion of net premiums earned attributable to our domestic and international operations for each of the last three fiscal years and the quarter ended March 31, 2008 is included in “Segment Reporting” in Note 20 and Note 6 of the Notes to our Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007 and our quarterly report on Form 10-Q for the quarter ended March 31, 2008, respectively, incorporated by reference herein.

Background. We began conducting business as CMAC Investment Corporation, a Delaware corporation, following our spin-off from Commonwealth Land Title Insurance Company through an initial public offering on November 6, 1992. On June 9, 1999, we merged with Amerin Corporation, an Illinois based mortgage insurance company, and were renamed Radian Group Inc. (“Radian”). On February 28, 2001, we entered the financial guaranty insurance business and the financial services business through our acquisition of Enhance Financial Services Group Inc. (“EFSG”), a New York-based insurance holding company that owns our principal financial guaranty subsidiaries, Radian Asset Assurance Inc. (“Radian Asset”) and Radian Asset Assurance Limited (“RAAL”). That acquisition also included an equity interest in Sherman and C-BASS.

Recent Development. On May 15, 2008, we completed an amendment to our revolving credit facility. The amendment eliminates the ratings covenant included in our original facility and provides us with greater flexibility with respect to the minimum net worth that we must maintain. In return, we agreed to certain other conditions and covenants, including to secure the facility and reduce the commitment size from $400 million to $250 million, with further reductions to $150 million to take place if certain repayment events occur. See our current report on Form 8-K filed with the SEC on May 6, 2008 for more information regarding this amendment.

Mortgage Insurance

Private mortgage insurance covers losses from homeowner defaults on residential first-lien mortgage loans and expands home ownership opportunities by helping people purchase homes with less than 20% down payments. If the homeowner defaults, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution. Private mortgage insurance also facilitates the sale of low down payment mortgage loans in the secondary mortgage market, including to Fannie Mae and Freddie Mac. In this prospectus, we refer to Fannie Mae and Freddie Mac collectively as Government Sponsored Enterprises (“GSEs”). In addition to mortgage insurance on first-liens, we, through our subsidiaries, provide home mortgage lenders with various underwriting and other services and products related to home mortgage lending. In general, there are two principal types of private mortgage insurance: “primary” and “pool.”

Primary Mortgage Insurance. Primary mortgage insurance provides protection against mortgage defaults on prime and non-prime mortgages at a specified coverage percentage. When there is a claim, the coverage percentage is applied to the claim amount—which consists of the unpaid loan principal, plus past due interest and certain expenses associated with the default—to determine our maximum liability. We also have the right to pay the full claim amount and take title to the property if we desire. We provide primary mortgage insurance on both a flow basis (which is loan-by-loan) and a structured basis (in which we insure a group of individual loans). Our structured business can be written in a “second to pay” or “second-loss” position, meaning that we are not required to make a payment until a certain aggregate amount of losses have already been recognized.

In 2007, we wrote $57.1 billion of primary mortgage insurance, of which 70.6% was originated on a flow basis and 29.4% was originated on a structured basis, compared to $40.1 billion of primary mortgage insurance written in 2006, of which 63.2% was originated on a flow basis and 36.8% was originated on a structured basis. Primary insurance on first-lien mortgages made up 91.6% of our total first-lien mortgage insurance risk in force at March 31, 2008.

Pool Insurance. We offer pool insurance on a limited basis. Pool insurance differs from primary insurance in that our maximum liability is not limited to a specific coverage percentage on each individual mortgage. Instead, an aggregate exposure limit, or “stop loss,” generally between 1% and 10%, is applied to the initial aggregate loan balance on a group or “pool” of mortgages. In addition to having a stop loss, many pool policies are written in a second-loss position. We believe the deductible and stop loss features are important in limiting our exposure on a specified pool. In 2007, we wrote $261 million of pool insurance risk, compared to $359 million of pool insurance risk written in 2006. Pool insurance on first-lien mortgages made up approximately 8.4% of our total first-lien mortgage insurance risk in force at March 31, 2008.

We have written most of our pool insurance in the form of credit enhancement on residential mortgage loans underlying residential mortgage-backed securities, whole loan sales and other structured transactions. An insured pool of mortgages may contain mortgages that are already covered by primary mortgage insurance, and the pool insurance is secondary to any primary mortgage insurance that exists on mortgages within the pool. Generally, the mortgages we insure with pool insurance are similar to primary insured mortgages.

Modified Pool Insurance. We also write modified pool insurance, which differs from standard pool insurance in that it includes an exposure limit on each individual loan as well as a stop loss feature for the entire pool of loans. Modified pool insurance and the related risk in force is included in our primary mortgage statistics.

Non-Traditional Forms of Credit Enhancement. In addition to traditional mortgage insurance, we have provided other forms of credit enhancement on residential mortgage assets. These products include second-lien mortgages, credit enhancement on net interest margin securities (which we sometimes refer to as “NIMS”), domestic credit default swaps and international mortgage insurance. Until recently, these products were a growing part of our total mortgage insurance business. However, in light of the housing and credit market turmoil, we stopped writing all non-traditional business other than international mortgage insurance. Current opportunities to write international mortgage insurance on terms that are acceptable to us have been limited.

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Second-Lien Mortgages. In addition to insuring first-lien mortgages, we provided, to a lesser extent, primary or modified pool insurance on second-lien mortgages. Beginning in 2006, we limited our transactions in this business to situations (1) where there was a loss deductible or other first-loss protection that preceded our loss exposure or (2) where a lender otherwise was required to share in a significant portion of any losses. We wrote $30 million of second-lien mortgage insurance risk in 2007, compared to $280 million of risk written in 2006 and $668 million written in 2005. We ceased writing this business in the second half of 2007 and do not intend to write any more of this business in the future.

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NIMS. We provided credit enhancement on NIMS bonds. A NIMS bond represents the securitization of a portion of the excess cash flow and prepayment penalties from a mortgage-backed security comprised mostly of subprime mortgages. The majority of this excess cash flow consists of the spread between the interest rate on the mortgage-backed security and the interest generated from the underlying mortgage collateral. The $604 million of risk in force associated with NIMS at December 31, 2007, representing 1.3% of our total mortgage related risk in force, comprised 37 deals with an average notional balance of $16 million ($59 million at origination) and a total notional balance of $704 million. Approximately 39%, or $234 million, of our total risk in force on NIMS as of December 31, 2007 was written in the first half of 2007. We ceased writing this business in the second half of 2007 and do not intend to write any more of this business in the future.

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Domestic Credit Default Swaps. In our mortgage insurance business, we sold protection on residential mortgage-backed securities through credit default swaps. A credit default swap operates much like a financial guaranty insurance policy in that our obligation to pay is absolute. In 2007, our mortgage insurance segment did not write any new credit protection on residential mortgage-backed securities in credit default swap form, compared to $32 million in notional value written in 2006. We are not currently writing any such business.

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International Mortgage Insurance Operations. Our International Mortgage Group reviews and assesses international markets for opportunities to expand our mortgage insurance operations in areas where we believe our business would produce acceptable risk adjusted returns. In the fourth quarter of 2005, we wrote credit default swaps on two large AAA international prime residential mortgage-backed securities, one in Germany and one in Denmark. In 2006 and 2007, we wrote $86 million and $197 million, respectively, of mortgage insurance risk related to our international business in Hong Kong and Australia. At March 31, 2008, our U.S. dollar-denominated risk in force related to international mortgage insurance business was $9.5 billion, including $8.7 billion related to the AAA credit default swaps, collectively representing 20.3% of our total mortgage related risk in force. On April 8, 2008, Standard and Poor’s Ratings Service (“S&P”) downgraded our operating subsidiary, Radian Insurance Inc. (“Radian Insurance”), from “A-” to “BBB.” Our NIMS and second-lien mortgage businesses were conducted through Radian Insurance. S&P stated that it downgraded Radian Insurance because S&P no longer viewed Radian Insurance to be a core subsidiary to us due to our election to put our NIMS and second-lien businesses into run-off. Of our eight active international transactions, six have early termination clauses that have been triggered as a result of S&P’s downgrade, which allow our counterparties to terminate these transactions. There can be no assurance that we will be able to retain this business. We believe the S&P downgrade will make it difficult for us to continue to write international mortgage insurance business through Radian Insurance, and we are in the process of exploring other alternatives for writing such business.

Financial Guaranty

Our financial guaranty business mainly insures and reinsures credit-based risks through our wholly-owned subsidiary, Radian Asset, and through its wholly-owned subsidiary, RAAL, located in the United Kingdom. Financial guaranty insurance typically provides an unconditional and irrevocable guaranty to the holder of a financial obligation of full and timely payment of principal and interest when due. Financial guaranty insurance may be issued at inception of an insured obligation or may be issued, for the benefit of a holder of an obligation in the secondary market, to institutional holders. Financial guaranty insurance generally lowers an issuer’s cost of borrowing when the insurance premium is less than the value of the spread (commonly referred to as the “credit spread”) between the market yield required to be paid on the insured obligation (carrying the credit rating of the insurer) and the market yield required to be paid on the obligation if sold on the basis of its uninsured credit rating. Financial guaranty insurance also can increase the marketability of obligations issued by infrequent or unknown issuers or obligations with complex structures. Investors generally benefit from financial guaranty insurance through increased liquidity in the secondary market, reduced exposure to price volatility caused by changes in the credit quality of the underlying insured issue and added protection against loss in the event of the obligor’s default on its obligation. Our financial guaranty business offers the following products:

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Public Finance Direct. Insurance of public finance obligations, including tax-exempt and taxable indebtedness of states, counties, cities, special service districts, other political subdivisions and tribal finance and for enterprises such as airports, public and private higher education and health care facilities, project finance and private finance initiative assets in sectors such as schools, healthcare and infrastructure projects. The issuers of public finance obligations we insure are typically rated investment-grade without the benefit of our insurance. Public finance business, including credit derivatives, represented 26.8% of financial guaranty net insurance premiums written in 2007, as compared to 30.5% in 2006.

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Structured Finance Direct and Financial Solutions Direct. Insurance of structured finance obligations, including asset-backed securities (“ABS”), consisting of funded and non-funded (“synthetic”) obligations that are payable from or tied to the performance of a specific pool of assets. Examples of the pools of assets that underlie structured finance obligations include corporate loans and bonds, residential and commercial mortgages, a variety of consumer loans, tax credits, equipment receivables and real and personal property leases. The structured finance obligations we insure are generally rated investment-grade at the time we issue our insurance policy, without the benefit of insurance. Financial solutions products (which we include as part of our structured finance business) include guaranties for securities exchange clearinghouses, excess Securities Investor Protection Corporation (“SIPC”) insurance for U.S. brokerage firms, and excess-Federal Deposit Insurance Corporation (“FDIC”) insurance for U.S. banks. Structured finance direct business, including financial solutions direct business, represented 25.3% of financial guaranty net premiums written in 2007, including credit derivatives, compared to 29.7% in 2006.

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Reinsurance. Reinsurance of domestic and international public finance obligations, including those issued by sovereign and sub-sovereign entities, as well as reinsurance of structured finance and financial solutions obligations. Net premiums written on reinsurance business represented 47.3% of financial guaranty gross premiums written in 2007, as compared to 37.9% in 2006.

In March 2008, we decided to discontinue writing, for the foreseeable future, new insurance on synthetic collateralized debt obligations (“CDOs”) and have significantly reduced our structured products operations, primarily in areas related to CDOs. This decision was based on the deterioration and uncertainties in the credit markets in which we and other financial guarantors participate, which has significantly reduced the volume of

CDOs and other structured products that are available for our insurance. Consequently, we expect the overall volume of structured finance business that we insure in 2008 to be significantly below the levels we insured in prior years.

Financial Services

Our financial services segment includes the credit-based business conducted through Sherman. We currently hold a 21.8% equity interest in Sherman. Sherman is a consumer asset and servicing firm specializing in charged-off and bankruptcy plan consumer assets, which are generally unsecured, that Sherman typically purchases at deep discounts from national financial institutions and major retail corporations and subsequently seeks to collect. In addition, Sherman originates subprime credit card receivables through its subsidiary Credit One Financial (“Credit One”) and has a variety of other similar ventures related to consumer assets. On September 19, 2007, we sold to an entity owned by Sherman’s management approximately 43.4% of our equity interest in Sherman. Concurrent with this sale, we also granted to another entity owned by Sherman’s management the right to purchase our remaining 21.8% equity interest in Sherman at any time before September 19, 2008. See Note 7 of Notes to Condensed Consolidated Financial Statements included in the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2008, incorporated by reference herein, for more information regarding the sale of a portion of our equity interest in Sherman and the option granted to Sherman’s management.

Our financial services segment also includes C-BASS, an unconsolidated investment that is not controlled by us. Historically, C-BASS was principally engaged as a mortgage investment and servicing company specializing in the credit risk of subprime single-family residential mortgages. As a result of the disruption in the subprime mortgage market during 2007, C-BASS ceased purchasing mortgages and mortgage securities and its securitization activities in the third quarter of 2007 and sold its loan-servicing platform in the fourth quarter of 2007. We currently ascribe no value to our 46% ownership interest in C-BASS and have no further financial commitments to C-BASS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Summary—Financial Services—C-BASS” in our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated by reference herein, for more information regarding the events leading to the impairment of our interest in C-BASS as well as the sale of C-BASS’s servicing platform.

Recent Industry Developments and Outlook

Mortgage Insurance

The private mortgage insurance industry in the United States is defined in part by the requirements and practices of the GSEs and other large mortgage investors, and these requirements and practices impact the operating results and financial performance of mortgage insurance companies. As part of their governmental mandate to provide liquidity in the secondary mortgage market, the GSEs purchase residential mortgages from mortgage lenders and investors. The GSEs purchased approximately 53.6%, 37.4% and 37.3% of the mortgage loans originated in the United States for the years ended December 31, 2007, 2006 and 2005, respectively, according to Inside Mortgage Finance, a mortgage industry publication. We believe that over 50% of the mortgages underlying our flow new insurance written in 2007, 2006 and 2005 were purchased by the GSEs.

The U.S. residential mortgage market grew significantly between 2001 and mid-2006 as a result of record home sales, strong home price appreciation and historically low interest rates. The private mortgage insurance industry experienced profitable insurance underwriting results during this period, when the labor market was also generally strong. During this period and continuing through 2007, the mortgage lending industry increasingly made home loans: (i) at higher loan-to-value (“LTV”) ratios and higher combined LTV ratios, which take into account second-lien mortgages as well as the LTV ratios of first-lien mortgages; (ii) to individuals with higher risk credit profiles; and (iii) based on less documentation and verification of information provided by the borrower.

The more recent deterioration of the U.S. residential mortgage, housing, labor, credit and capital markets resulted in significant adverse developments for the mortgage insurance industry, which experienced a significant downturn in the second half of 2007. Higher average insured loan sizes, a larger percentage of insured loans with no down payment, the resetting of mortgage rates on ARMs and the inability to mitigate losses through the sale of properties in some regions due to slowing home price appreciation or home price declines all contributed to an increase in the number of defaults by homeowners, the rate at which loans in default eventually resulted in a claim, particularly in large markets such as California and Florida, and the average amounts paid on a claim.

In 2007, mortgage lenders, financial institutions, and we and other private mortgage insurers began incurring significant credit losses, particularly with respect to loans with multiple high-risk characteristics referred to above. In 2007, compared to 2006, our mortgage insurance losses increased to $1.2 billion from $348.6 million; we had a net loss of $695.4 million compared to net income of $282.8 million; and our year-end default inventory was 60,848 primary loans compared to 42,700 primary loans. For the quarter ended March 31, 2008, compared to the corresponding period in 2007, our mortgage insurance losses increased to $571.0 million from $112.9 million; we had a net loss of $226.5 million compared to net income of $44.7 million; and our quarter-end default inventory was 69,125 primary loans compared to 40,354 primary loans. Our mortgage insurance business is likely to incur considerable losses for some period of time with respect to our existing book of business.

In early 2007, we changed our underwriting standards and ceased writing insurance on a limited set of loans even though these loans were approved under the GSEs’ automated underwriting guidelines. We also ceased writing NIMS and second-lien mortgages in the second half of 2007. In the fourth quarter of 2007, we stopped insuring loans included in home equity securitizations. In late 2007 and early 2008, we implemented increases in our premium rates and further tightened our underwriting standards, particularly as they apply to loans with lower credit scores, with high LTV ratios and which are supported by little or no documentation and for homes in metropolitan statistical areas that are declining in value based on available government data.

We believe that recent losses experienced by mortgage lenders and financial institutions, the disappearance from the mortgage market of many previous alternatives to mortgage insurance (e.g., 80-10-10 or other types of “piggy-back” loans), and concerns about residential mortgage credit quality have led to increased interest in the credit protection provided by mortgage insurance. The private mortgage insurance penetration rate (the principal balance of loans insured by our industry during a period divided by the principal balance of all loans originated during that period) increased from approximately 8.5% in early 2006 to approximately 20.0% in the fourth quarter of 2007. The penetration rate was down to 13.0% in the first quarter of 2008 due to heavier refinancing activity and an increase in loans insured by the FHA.

Our persistency rate (the percentage of insurance remaining in force from the previous year) increased to 75.4% at December 31, 2007 from 67.3% at December 31, 2006 and 58.2% at December 31, 2005, and was 77.5% for the 12 months ended March 31, 2008. We believe that the increase in persistency was largely attributable to the reduced refinancing capacity in the current mortgage market and lower level of home sales compared to prior years, due in part to declines in housing values in many markets. We believe that the changes in our underwriting guidelines and increase in our prices will likely result in increased profitability on our 2008 book. However, we cannot assure you that our 2008 book or future books will be profitable, or to what extent. The changes in our underwriting standards do not affect business written before the changes become effective. As a consequence, we expect our results of operations (which are affected by all of our insurance in force) will be materially adversely affected for the next several years by the mortgage insurance that we wrote prior to 2008.

We believe we have adequate resources to pay claims on our insurance in force, even in highly stressed loss scenarios. However, we believe that we will need additional capital to fully take advantage of underwriting opportunities currently available in 2008 and for subsequent years. The additional capital we need is highly dependent on the volume of business we write in 2008 and 2009 and on the amount of our paid and incurred losses in those years. We may seek capital in addition to the amount we raise in this offering. We are evaluating various reinsurance options as part of a comprehensive risk management strategy that would reduce our need for additional capital. Reinsurance could cover a portion of our existing portfolio or new writings on either a quota share or an excess of loss basis and could be provided by third-party reinsurers or the capital markets. We cannot assure you that we will be able to enter into reinsurance arrangements on terms satisfactory to us or at all. In addition to any reinsurance arrangements, we may raise additional capital by issuing additional equity or debt securities.

Financial Guaranty Insurance

Our financial guaranty business is materially affected by the financial debt markets and general economic conditions, primarily in the United States. We believe that the financial guaranty business generally performs well within normal economic cycles. For example, a strong economic environment with good or improving credit is beneficial to our financial guaranty portfolio. However, such conditions, if in place for an extended period, will reduce credit spreads and result in lower pricing. Conversely, in a deteriorating credit environment, credit spreads widen and pricing for our product improves. However, if the weakening environment is sudden, pronounced or prolonged, the stresses on our portfolio could result in claims payments in excess of normal or historical expectations.

The second half of 2007 was characterized by a global credit crisis that created difficult market conditions. These conditions resulted in widening credit spreads, a lack of price transparency and illiquidity of some of the structured products that we insure, losses incurred by financial guarantors, including us, on RMBS, CDOs of ABS and other credit positions, uncertainty as to the extent of future losses among financial guarantors, including us, and perceived instability in the franchise values and ratings of many of the financial guarantors, including us. These market conditions have continued during the first quarter of 2008. Because of these market conditions and recent rating agency actions with respect to Radian Asset, new business production in 2008 declined significantly as compared to prior periods. If these market conditions continue or worsen during the remainder of 2008, Radian Asset will continue to face a very challenging business environment.

Competitive Strengths

Diversified Credit Enhancement Company

Since our spin-off from Commonwealth Land Title Insurance Company through an initial public offering in 1992, we have grown both organically and through acquisition into a significant presence in the credit enhancement industry. We manage significant operations in both the mortgage insurance and financial guaranty industries, as well as equity investments in other financial services companies. We believe that our substantial participation in multiple markets will enable us to capitalize on the significant business opportunities we believe are currently available or that we expect may become available in the future.

We strive to diversify our business by taking credit risk in various forms across various asset classes, products and geographies. Our clients include mortgage originators, GSEs, corporations and other financial service entities. Our risks are diversified among industry sectors (for example, mortgage insurance, financial guaranty, and distressed consumer assets through our investment in Sherman), segment of the economy (for example, residential real estate, municipal bonds, Corporate CDOs, various industries), structure of risk (for example, direct, reinsurance, flow, pool) geography (for example, various U.S. regions, international), and other important areas of diversification. In the current market environment, we believe the stability afforded by our diverse exposures will provide us with greater balance than would be possible for a company with a narrower focus.

Strong Customer Relationships

We have developed a strong mortgage insurance franchise by focusing on forging strong relationships with larger, well capitalized lenders. During the first quarter of 2008, we wrote significant new business with the majority of the 2007 top 10 residential mortgage originators, many of which we count among our top clients in terms of year-to-date primary flow new insurance written. Our relationships are built on a foundation of customer service, customized solutions and operational excellence over a period of many years.

Our financial guaranty business has developed a niche business as a “AA” rated financial guaranty company. It has also formed strong relationships with its customers which are typically large commercial or investment banks that focus on high-quality deals in the public finance and structured finance markets. We have insured over 2,000 deals in the public finance market, primarily for investment grade credits in underserved sectors where we believe we have a unique position. We are also a leading provider of reinsurance capacity to primary financial guaranty insurers, bringing to market significant facultative capacity to the leading financial guarantors. We specialize in reinsurance of public finance risk. Over 87% of our reinsurance par outstanding is public finance, and we expect public finance reinsurance will constitute a significant amount of new insurance written for the industry going forward.

Strategy

Our strategic objective is to prudently grow our core mortgage credit enhancement and financial guaranty businesses, while also providing value to our clients in the acquisition, management and distribution of credit risk. The key components of our strategy for each of our business segments are as follows:

Mortgage Insurance

We are encouraged by recent positive trends in the mortgage insurance market. The recent market turmoil has led to a tightening of our customers’ mortgage underwriting standards, which we believe may result in better performing books of mostly prime business in the future. We are also seeing an increased demand for our traditional mortgage insurance products since alternative products, such as 80-10-10 mortgages, have declined significantly. Our strategic objective for mortgage insurance is to position this business to capitalize on these positive trends, while continuing to effectively manage our current insured books of business through the current housing downturn.

•	We intend to expand our field sales force and contract underwriting services to improve client relationships and increase our share of profitable business;

•

We intend to deploy new systems that manage pricing and eligibility requirements, billing processes and overall client connectivity to drive process improvements that will further reduce costs, increase returns and enhance client service;

•

We plan to continue making significant adjustments to pricing policies and guidelines to produce acceptable risk adjusted returns. Our goal is to write lower volatility business to conserve capital through economic cycles. As a result of these changes, we have begun to see a positive shift in our overall business mix. In the first quarter of 2008, approximately 90% of our new business production was prime business, compared to 39% and 77% of new prime business generated in the first and fourth quarters of 2007, respectively.

•

We intend to preserve capital through aggressive loss mitigation and claims management. Recently, we have begun placing personnel on-site with our servicing partners to improve communication and workflow, allowing us to act more quickly to reduce loss exposure, and in early 2008, we launched Fast Advance, a program where we advance up to 15% of a projected claim amount to invest in a rate buy-down or loan modification. To date, cure rates with Fast Advance customers have exceeded 90%. Our customer outreach programs include a borrower website and consumer credit counseling services that provide guidance to borrowers facing payment problems. Our goal is to preserve home ownership whenever possible.

Financial Guaranty

In financial guaranty, we plan to take measures that allow us to limit our exposure while pursuing attractive market opportunities to write quality business. As a result of the significant decline in the volume of CDOs and other structured products that are available for our insurance, we have decided to discontinue, for the foreseeable future, writing new insurance on synthetic CDOs and have significantly reduced our structured products operations, primarily in areas related to CDOs. We are now focusing our structured finance efforts in the areas of infrastructure finance (i.e., providing credit protection on essential public finance initiatives, public-private partnerships and project finance projects), financial solutions and ABS involving target niche issuers in well understood sectors and strong credit in non-traditional sectors. In addition, we are continuing to focus on building upon our reinsurance business. In the direct public finance area, we are targeting underserved market segments of the municipal market with a particular emphasis on sectors relating to land secured financings, education, health care and senior living facilities.

In conjunction with evaluating our capital options, we are also considering strategic alternatives to enhance and maximize the value of our financial guaranty subsidiary Radian Asset. We will continue to evaluate opportunities as they arise over time, particularly as market valuations for the financial guaranty sector recover and there is greater appreciation of Radian Asset’s strong relative position in the industry.

Risk Factors

Investing in our common stock is risky. Please read “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in shares of our common stock.

Corporate Information

We are a Delaware corporation. Our principal office is located at 1601 Market Street, Philadelphia Pennsylvania, and our telephone number is (215) 231-1000. We maintain a website with the address www.radian.biz. We are not including or incorporating by reference the information contained on our website into this prospectus.

THE OFFERING

The summary below describes some of the terms of the offering. For a more complete description of our common stock, see “Description of Capital Stock.”

Issuer	Radian Group Inc.

Common stock offered	shares(1)

Shares outstanding after this offering(2)	shares

Use of Proceeds	We intend to use the net proceeds from this offering to pay the indebtedness outstanding under our existing credit facility, to invest in Radian Guaranty, our principal mortgage insurance subsidiary, to support the volume of new mortgage insurance business written and for our general corporate purposes. See “Use of Proceeds.”

New York Stock Exchange Symbol	“RDN”

(1)	Unless otherwise stated, all information contained in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.
(2)

The number of shares of common stock that will be outstanding upon completion of this offering is based on 80,460,406 shares outstanding as of March 31, 2008, and excludes, as of that date, 4,298,251 shares of common stock issuable upon the exercise of outstanding options under our employee benefit plans.

Summary Historical Financial Information

The following financial information as of and for each of the years in the three-year period ended December 31, 2007 is derived from our audited Consolidated Financial Statements, incorporated by reference herein. The information as of and for the periods ended March 31, 2008 and March 31, 2007 is derived from our Unaudited Condensed Consolidated Financial Statements incorporated by reference herein. You should read the summary financial information presented below in conjunction with our Consolidated Financial Statements and notes thereto, as well as the Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2007 and for the quarter ended March 31, 2008, all of which are incorporated by reference in this prospectus. See “Where You Can Find More Information.”

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In millions, except per share amounts and ratios)
Condensed Consolidated Statements of Income
Net premiums written—insurance(1)	$244.3	$248.4	$1,085.2	$1,004.3	$1,006.5

Net premiums earned—insurance(2)	$241.9	$214.5	$912.3	$907.0	$917.0
Net investment income	66.0	61.0	256.1	234.3	208.4
Net gains on securities	(54.9)	13.8	53.6	40.8	36.6
Change in fair value of derivative instruments	707.8	48.4	(1,214.4)	124.9	110.8
Gain on sale of affiliates	—	—	181.7	—	—
Other income	3.6	3.8	11.7	20.9	25.3

Total revenues	964.4	341.5	201.0	1,327.9	1,298.1

Losses and expenses
Provision for losses	582.7	107.0	1,299.4	369.3	390.6
Provision for second-lien premium deficiency	18.1	—	195.6	—	—
Policy acquisition costs	23.9	28.3	113.2	111.6	115.9
Other operating expenses	55.1	57.7	192.2	242.6	226.0
Interest expense	12.5	13.1	53.0	48.1	43.0

Total losses and expenses	692.3	206.1	1,853.4	771.6	775.5

Equity in net income (loss) of affiliates	12.5	22.8	(416.5)	257.0	217.7

Pretax income (loss)	284.6	158.2	(2,068.9)	813.3	740.3

Net income (loss)	$195.6	$113.5	$(1,290.3)	$582.2	$522.9

Diluted net income (loss) per share(3)	$2.44	$1.42	$(16.22)	$7.08	$5.91

Cash dividends declared per share	$0.02	$0.02	$0.08	$0.08	$0.08

Average shares outstanding-diluted	80.0	80.1	79.6	82.3	88.7

	Three Months Ended March 31,				As of December 31,
	2008		2007		2007	2006		2005
	(In millions, except per share amounts and ratios)
Condensed Consolidated Balance Sheet Data
Total assets	$8,254.0		$8,124.9		$8,210.2	$7,960.4		$7,230.6
Total investments	6,559.9		5,946.0		6,411.0	5,745.3		5,513.7
Unearned premiums	1,074.6		974.8		1,094.7	943.7		849.4
Reserve for losses and loss adjustment expenses	1,902.1		852.5		1,598.8	842.3		801.0
Second-lien premium deficiency	213.7		—		195.6	—		—
Long-term debt and other borrowings	959.2		747.8		948.1	747.8		747.5
Derivative liabilities	703.4		—		1,305.7	31.7		—
Stockholders’ equity	2,867.4		4,174.8		2,720.7	4,067.6		3,662.9
Book value per share	$35.64		$52.00		$33.83	$51.23		$44.11

Ratio of earnings to fixed charges	23.6	x	17.9	x	(4)	14.8	x	15.5	x
Risk-to-capital ratio (statutory basis)	17.7:1		10.4:1		14.4:1	10.4:1		11.6:1
Selected Ratios—Mortgage Insurance(5)
Loss ratio	264.7%		57.6%		142.4%	42.9%		44.5%
Expense ratio	22.1		26.9		23.5	29.2		26.7

Combined ratio	286.8%		84.5%		165.9%	72.1%		71.2%

Selected Ratios—Financial Guaranty(5)
Loss ratio	22.8%		(10.9%)		50.2%	10.1%		14.9%
Expense ratio	60.7		48.8		48.2	52.2		55.7

Combined ratio	83.5%		37.9%		98.4%	62.3%		70.6%

Other Data—Mortgage Insurance
Primary new insurance written	$10,297		$13,227		$57,132	$40,117		$42,592
Direct primary insurance in force	146,949		119,712		143,066	113,903		109,684
Direct primary risk in force	32,792		25,713		31,622	25,311		25,729
Total pool risk in force	2,995		3,066		3,004	2,991		2,711
Total other risk in force(6)	11,091		10,444		10,511	10,322		9,709
Persistency (twelve months ended)	77.5%		69.5%		75.4%	67.3%		58.2%

(1)

For each of the last three fiscal years, excludes premiums written on credit derivatives in the following amounts: $99.7 million in 2007; $107.7 million in 2006; and $94.2 million in 2005. In previous periods premiums written and earned on credit derivatives were reported as premiums written and earned in the statements of operations. These premiums are now reported in change in fair value of derivative instruments. This reclassification is the result of an effort by the financial guaranty industry, in consultation with the SEC, to provide consistency in disclosure of credit derivative contracts. See Note 1 to Notes to Unaudited Condensed Consolidated Financial Statements, incorporated by reference herein.

(2)

For each of the last three fiscal years, excludes premiums earned on credit derivatives in the following amounts: $126.3 million in 2007; $108.8 million in 2006; and $101.6 million in 2005. See Note 1 above.

(3)

Diluted net income per share and average share information in accordance with Statement of Financial Accounting standards (“SFAS”) No. 128, “Earnings Per Share.” Amounts reflect the inclusion of shares underlying contingently convertible debt, which was redeemed on August 1, 2005. See Note 21 of Notes to audited Consolidated Financial Statements, incorporated by reference herein.

(4)	In 2007, earnings were not adequate to cover fixed charges in the amount of $1,545,048.
(5)

Calculated on a GAAP basis using provision for losses to calculate the loss ratio (expressed as a percentage) and policy acquisition costs and other operating expenses, excluding merger expenses, to calculate the expense ratio expressed as a percentage of net premiums earned.

(6)	Consists mostly of international insurance risk, second-lien mortgage insurance risk and other structured mortgage-related insurance risk.

RISK FACTORS

You should consider carefully each of the risks described below, together with all of the other information contained or incorporated by reference in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected, and you may lose all or part of your investment. Some factors in this section are forward-looking statements. For a discussion regarding those statements, see “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Affecting Our Company

Although we believe that our planned capital raise, including the sale of our common stock offered hereby, will satisfy our reasonably foreseeable capital needs in our mortgage insurance business, we may require additional capital in light of our recent loss experience, which could worsen if general economic conditions continue to deteriorate. We may raise such additional capital by incurring additional debt, by issuing additional equity or by selling assets, which we may be unable to do on favorable terms, if at all. The need to raise additional capital or the failure to make timely payments on our obligations could have a material adverse effect on our ratings and our business, financial condition and operating results.

Our business is cyclical and tends to track general economic conditions and conditions in the housing, mortgage and credit markets. The mortgage and financial guaranty insurance we write is subject to economic factors that are beyond our control, many of which we cannot anticipate, including extended national or regional economic recessions, changes in unemployment, interest-rate changes or volatility, home price depreciation or appreciation, business failures, the impact of terrorist attacks or acts of war or other conflicts.

Throughout 2007, we experienced increased delinquencies in our traditional mortgage insurance business, primarily driven by the poor performance of our late 2005 through 2007 vintage books of business, a lack of refinance capacity in the current mortgage market, which is forcing many borrowers into delinquency, and from home price depreciation in many parts of the U.S. If current housing market trends continue as is expected, we will experience increased credit losses in 2008 and possibly beyond. We may be required, even if only as a precaution and notwithstanding amounts raised in this offering, to seek additional capital in order to maintain our current credit and financial strength ratings in the face of such on-going losses.

Deterioration of general economic conditions, such as increasing unemployment rates, higher energy costs and inflation could further negatively affect the performance of our mortgage insurance business by increasing the likelihood that borrowers will not pay their mortgages. Recent economic indices have indicated that the turmoil in the housing and mortgage markets has begun to impact the broader U.S. economy. If a recession occurs that negatively impacts economic conditions in the U.S. as a whole or in specific regions of the U.S. where our mortgage insurance is concentrated, including by increasing unemployment rates, we would likely experience significantly increased delinquencies and credit losses in our mortgage insurance business. If this were to occur, notwithstanding the amounts raised in this offering, we may require additional capital to support our long-term liquidity needs and to protect our credit and financial strength ratings. If additional capital were necessary, we cannot be certain that we would be able to access capital on terms that would be acceptable to us or in an amount that would be sufficient to cover losses we may incur. In addition, the additional capital could have a potential dilutive effect upon our existing stockholders, including by reducing our per-share earnings and book value per share.

Our financial guaranty business also is impacted by adverse economic conditions due to the impact or perceived impact these conditions may have on the credit quality of municipalities, consumers and corporations.

In particular, our financial guaranty business has been adversely affected by its, and the financial guaranty industry’s, exposure to credit markets and residential mortgage-backed securities. See “Risks Particular to Our Financial Guaranty Business—Recent adverse developments in the mortgage and other asset-backed credit markets may continue to negatively affect our results of operations” below. An increase in our loss experience due to adverse economic factors could have a material adverse effect on our business, financial condition, including our book value, and operating results.

Deterioration in regional economic conditions in areas where our business is concentrated increases our losses in these areas.

Our results of operations and financial condition, including our book value, are particularly affected by weakening economic conditions, such as depreciating home values and unemployment, in specific regions where our business is concentrated.

Approximately 53% of our primary mortgage insurance risk in force is concentrated in 10 states, with the highest percentages being in Florida, California and Texas. A large percentage of our second-lien mortgage insurance in force also is concentrated in California and Florida. During the second half of 2007, deteriorating markets in California and Florida, where non-prime and non-traditional mortgage products such as ARMs and interest-only loans, are prevalent and where significant home price depreciation has been occurring, have had a significant negative impact on our mortgage insurance business results. Approximately 37% of our total increase in primary mortgage insurance loss reserves during 2007 was attributable to these states, which together represented approximately 18% of our primary mortgage insurance risk in force at December 31, 2007. During the prolonged period of home price appreciation that preceded the recent downturn in the U.S. housing market, very few mortgage delinquencies and claims were attributable to insured loans in California, despite the significant growth during this period of riskier, non-traditional mortgage products in California, such as ARMs and non-prime products, including Alt-A mortgages. As a result, as mortgage credit performance in California and Florida has begun to deteriorate as is the current trend, given the size of these markets, our loss experience has been significantly affected and will continue to be negatively affected if conditions continue to deteriorate as is the current expectation.

In addition to California and Florida, approximately 10.5% of our primary mortgage insurance risk in force at December 31, 2007 was concentrated in the Midwestern states of Michigan, Indiana and Ohio. This region continued to experience higher default rates in 2007 as a result of the poor economic conditions in this region that are largely attributable to the difficult operating environment facing the domestic auto industry. We expect that this trend may continue and may become worse as other previously strong sectors of the U.S. economy begin to deteriorate and exert a negative influence on the already strained economies of the Midwestern states.

Our financial guaranty business also has a significant portion of its insurance in force concentrated in a small number of states, principally including California, New York, Texas, Florida and Pennsylvania, and could be affected by a weakening of economic conditions in these states.

In addition to the impact of regional housing and credit market deterioration, our results of operations and financial condition could be negatively impacted by natural disasters or other catastrophic events, acts of terrorism, conflicts, event specific economic depressions or other harmful events in the regions where our business is concentrated.

A downgrade or potential downgrade of our credit ratings or the insurance financial strength ratings assigned to us or any of our mortgage insurance or financial guaranty subsidiaries is possible and could weaken our competitive position and affect our financial condition.

The credit ratings of Radian Group and the insurance financial strength ratings assigned to our subsidiaries may be downgraded by S&P and/or Moody’s. In response to current market conditions, the rating agencies are engaged in ongoing monitoring of the mortgage insurance and financial guaranty industries and the mortgaged-backed securities market and could take action, including by downgrading or warning of the strong possibility of downgrade, with respect to one or more companies in a specific industry. Although we remain in frequent contact with the rating agencies and have prepared action plans to seek to address rating agency actions, we are generally not provided with much advance notice of an impending rating decision, which could come at any time.

Our ratings are critical to our ability to market our products and to maintain our competitive position and customer confidence in our products. A downgrade in these ratings or the announcement of the potential for a downgrade, or any other concern relating to the on-going financial strength of our insurance subsidiaries, could make it difficult or impossible for our subsidiaries to continue to write new profitable business, would create a competitive advantage for other industry participants that maintain higher ratings than us, could give existing customers or counterparties the right to recapture business previously written and could have a material adverse effect on our business, financial condition and operating results. In addition, we may be required to raise capital in the event of a downgrade or the likelihood of a downgrade, which we may not be able to do on terms acceptable to us or in an amount that would be sufficient to restore or stabilize our ratings. Additional capital could dilute our existing stockholders and reduce our per-share earnings.

Radian Group Inc. currently has a senior debt rating of BBB (CreditWatch with negative implication) from S&P and A2 (under review for possible downgrade) from Moody’s. A further downgrade in our credit ratings could increase our cost of borrowing, which could have an adverse affect on our liquidity, financial condition and operating results.

Our principal operating subsidiaries have been assigned the following ratings as of the date of this prospectus:

	MOODY’S	MOODY’S OUTLOOK	S&P	S&P OUTLOOK
Radian Guaranty	Aa3	(1)	A	(2)
Radian Insurance	Aa3	(1)	BBB	(2)
Amerin Guaranty	Aa3	(1)	A	(2)
Radian Asset Assurance	Aa3	(1)	AA	(2)
Radian Asset Assurance Limited	Aa3	(1)	AA	(2)
(1)	Each Moody’s rating for our mortgage insurance and financial guaranty subsidiaries is currently under review for possible downgrade.
(2)	Each S&P rating for our mortgage insurance and financial guaranty subsidiaries is currently on CreditWatch negative.

On May 2, 2008, Fitch withdrew its ratings for Radian Group and all of our insurance subsidiaries, citing a lack of adequate information regarding these entities. We had requested that Fitch withdraw these ratings in September 2007, following Fitch’s downgrade of Radian Group and our financial guaranty subsidiaries.

A prolonged period of losses could increase our subsidiaries’ risk-to-capital or leverage ratios, preventing them from writing new insurance and could increase restrictions and requirements placed on us by state insurance regulators.

Rating agencies and state insurance regulators impose capital requirements on our subsidiaries. These capital requirements include risk-to-capital ratios, leverage ratios and surplus requirements that limit the amount of insurance that these subsidiaries may write. Most of the individual states limit a mortgage insurer’s risk-to-capital ratio to 25-to-1. At December 31, 2006, the risk-to-capital ratio of our mortgage insurance subsidiaries was 10.4-to-1. As a result of their net losses during 2007, the risk-to-capital ratio grew to 14.4-to-1 at December 31, 2007. A material reduction in the statutory capital and surplus of any of our insurance subsidiaries, whether resulting from additional underwriting or investment losses or otherwise, or a disproportionate increase in risk in force, could increase that subsidiary’s risk-to-capital ratio or leverage ratio. This in turn could limit that subsidiary’s ability to write new business or require the subsidiary to lower its ratio by obtaining capital contributions from us or another of our insurance subsidiaries or by reinsuring existing business, which may not be available to us on attractive terms or at all. We may not have the capital required for a capital contribution, or to the extent we are able to contribute such capital, our liquidity will be adversely affected.

Additionally, we and our insurance subsidiaries are subject to comprehensive, detailed regulation, principally designed for the protection of policyholders, rather than for the benefit of investors, by the insurance departments in the various states where our insurance subsidiaries are licensed to transact business. Insurance laws vary from state to state, but generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage insurance and financial guaranty industries, including us, our insurance subsidiaries have been subject to heightened scrutiny by the insurance regulators that have jurisdiction over them. In light of current market conditions, the insurance departments could impose restrictions or requirements that could adversely affect us.

If the estimates we use in establishing loss reserves for our mortgage insurance or financial guaranty businesses are incorrect, we may be required to take unexpected charges to income, and our ratings may be downgraded.

We establish loss reserves in both our mortgage insurance and financial guaranty businesses to provide for the estimated cost of claims. However, because our reserves represent an estimate, these reserves may be inadequate to protect us from the full amount of claims we ultimately may have to pay. Setting our loss reserves involves significant reliance on estimates of the likelihood, magnitude and timing of anticipated losses. The models and estimates we use to establish loss reserves may prove to be inaccurate, especially during an extended economic downturn or in a period of extreme credit market volatility as has existed during the second half of 2007 and all of 2008 to date. If our estimates are inadequate, we may be required to increase our reserves, including by raising capital in addition to the proceeds of this offering, which we may not be able to access on acceptable terms, if at all. Failure to establish adequate reserves or a requirement that we increase our reserves, including through a downgrade or warning of potential downgrade of our credit and financial strength ratings, would have a material adverse effect on our financial condition, including our capital position, operating results, book value and business prospects.

In our mortgage insurance business, in accordance with GAAP, we generally do not establish reserves until we are notified that a borrower has failed to make at least two consecutive payments when due. Upon notification that two payments have been missed, we establish a loss reserve by using historical models based on a variety of loan characteristics, including the type of loan, the status of the loan as reported by the servicer of the loan, and the area where the loan is located. In the third quarter of 2007, we determined that, as required under GAAP, we needed to establish a premium deficiency reserve for our second-lien business, equal to the amount by which the net present value of expected future losses and expenses for this business exceeds expected future premiums and existing reserves. All of our mortgage insurance reserves are therefore based on a number of assumptions and estimates that may prove to be inaccurate.

It is also difficult to estimate appropriate loss reserves for our financial guaranty business because of the nature of potential losses in that business, which are largely influenced by the particular circumstances surrounding each troubled credit, including the availability of loss mitigation, and therefore, is less capable of being evaluated based on historical assumptions or precedent. In addition, in our reinsurance business, we generally rely on information provided by the primary insurer in order to establish results. If this information is inaccurate, incomplete or untimely, our loss reserves may be inaccurate and could require adjustment in future periods as new or corrected information becomes available.

We also have reinsured several primary financial guaranty insurers’ obligations with respect to $304.5 million in par outstanding related to Jefferson County, Alabama sewer bonds. We placed this credit on intensified surveillance during the first quarter of 2008. The County currently faces increased financing costs on their debt and could possibly face more rapid amortization on their bank liquidity support, which has contributed to financial stress on the County’s sewer system. The County and certain primary insurers entered into forbearance agreements with the liquidity banks, which are currently scheduled to expire on June 1, 2008. These agreements prevent the banks from demanding increased interest and more rapid amortization of principal under their liquidity agreements until June 1, 2008. Certain primary financial guaranty insurers have been working with the County and other parties to structure a resolution to the financial problems of the County’s sewer system. However, at this point, it is uncertain whether a solution acceptable to all parties can be obtained before the expiration of the forbearance period. Although efforts are expected to be made to extend the forbearance agreements, it is uncertain that such agreements will be extended. We have not established any reserves for this exposure at this time as we have not concluded that a loss is probable or estimable. As the situation evolves and we collect and analyze additional information regarding this transaction, we will re-evaluate the need for any reserve.

On April 18, 2007, the FASB issued an exposure draft, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60” (“Exposure Draft”). The Exposure Draft clarifies how Statement of Financial Accounting Standards (“SFAS”) No. 60, “Accounting and Reporting by Insurance Enterprises” applies to financial guaranty insurance contracts and provides guidance with respect to the timing of claim liability recognition, premium recognition and the related amortization of deferred policy acquisition costs, specifically for financial guaranty contracts issued by insurance companies that are not accounted for as derivative contracts under SFAS No. 133. The goal of the proposed statement is to reduce diversity in accounting by financial guaranty insurers, thereby enabling users to better understand and more readily compare insurers’ financial statements. Final guidance from the FASB regarding accounting for financial guaranty insurance is expected to be issued in 2008. If the Exposure Draft is issued as proposed, the effect on our consolidated financial statements, particularly with respect to revenue recognition and claims liability, could be material.

Our success depends on our ability to assess and manage our underwriting risks.

Our mortgage insurance and financial guaranty premium rates may not be adequate to cover losses. Our mortgage insurance premiums are based upon our long-term expected risk of claims on insured loans, and take into account, among other factors, each loan’s LTV, type (e.g., prime vs. non-prime or fixed vs. variable payments), term, coverage percentage or the existence of a deductible in front of our loss position. In the fourth quarter of 2007 and the first quarter of 2008, we adjusted our underwriting standards and our pricing to reflect deterioration in the housing and related credit markets and our revised expectations regarding risk of claims on insured loans. Our financial guaranty premiums are based upon our expected risk of claim on the insured obligation and take into account, among other factors, the rating and creditworthiness of the issuer and of the insured obligations, the type of insured obligation, the policy term and the structure of the transaction being insured. In addition, our premium rates take into account expected cancellation rates, operating expenses and reinsurance costs, as well as profit and capital needs and the prices that we expect our competitors to offer.

We generally cannot cancel or elect not to renew the mortgage insurance or financial guaranty insurance coverage we provide, and because we generally fix premium rates for the life of a policy when issued, we cannot adjust renewal premiums or otherwise adjust premiums over the life of a policy. Therefore, even if the risk underlying many of the mortgage or financial guaranty products we have insured develops more adversely than we anticipated, national and regional economies undergo unanticipated stress, and the premiums our customers are paying for similar coverage has increased, we generally cannot increase the premium rates on this in-force business, or cancel coverage or elect not to renew coverage to mitigate the effects of adverse developments. Our premiums earned and the associated investment income on those premiums may ultimately prove to be inadequate to compensate for the losses that we may incur. An increase in the amount or frequency of claims beyond the levels contemplated by our pricing assumptions could have a material adverse effect on our business, financial condition and operating results.

Our success depends, in part, on our ability to manage risks in our investment portfolio.

Our income from our investment portfolio is one of our primary sources of cash flow to support our operations and claim payments. If we underestimate our policy liabilities, or if we improperly structure our investments to meet those liabilities, we could have unexpected losses, including losses resulting from forced liquidation of investments before their maturity. Our investments and investment policies and those of our subsidiaries are subject to state insurance laws. We may be forced to change our investments or investment policies depending upon regulatory, economic and market conditions and the existing or anticipated financial condition and operating requirements, including the tax position, of our business segments.

Our investment objectives may not be achieved. Although our portfolio consists mostly of highly-rated investments and complies with applicable regulatory requirements, the success of our investment activity is affected by general economic conditions, which may adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in these markets, the level and volatility of interest rates and, consequently, the value of our fixed-income securities. Volatility or illiquidity in the markets in which we directly or indirectly hold positions could have a material adverse effect on our business, financial condition and operating results.

As a holding company, we depend on our subsidiaries’ ability to transfer funds to us to pay dividends and to meet our obligations.

We act principally as a holding company for our insurance subsidiaries and do not have any significant operations of our own. Dividends from our subsidiaries and permitted payments to us under our expense- and tax-sharing arrangements with our subsidiaries, along with income from our investment portfolio, are our principal sources of cash to pay stockholder dividends and to meet our obligations. These obligations include our operating expenses and interest and principal payments on long-term debt and other borrowings. The payment of dividends and other distributions to us by our insurance subsidiaries is limited by insurance laws and regulations. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require insurance regulatory approval. In addition, our insurance subsidiaries’ ability to pay dividends to us, and our ability to pay dividends to our stockholders, is subject to various conditions imposed by the rating agencies for us to maintain our ratings. If the cash we receive from our subsidiaries pursuant to dividend payment and expense- and tax-sharing arrangements is insufficient for us to fund our obligations, we may be required to seek capital in addition to the proceeds of this offering by incurring additional debt, by issuing additional equity or by selling assets, which we may be unable to do on favorable terms, if at all. The need to raise additional capital or the failure to make timely payments on our obligations could have a material adverse effect on our ratings and our business, financial condition and operating results.

Our reported earnings are subject to fluctuations based on changes in our credit derivatives that require us to adjust their fair market value as reflected on our income statement.

Our business includes the provision of credit enhancement in the form of derivative contracts. The gains and losses on these derivative contracts are derived from internally generated models, which may differ from models used by our counterparties or others in the industry. We estimate fair value amounts using market information, to the extent available, and valuation methodologies that we deem appropriate in order to estimate the fair value amounts that would be exchanged to sell an asset or transfer a liability, other than in a forced liquidation. The gains and losses on assumed derivative contracts are provided by the primary insurance companies. Considerable judgment is required to interpret available market data to develop the estimates of fair value. Since there currently is no active market for many derivative products, we have had to use assumptions as to what could be realized in a current market exchange. In the event that our investments or derivative contracts were sold or transferred in a forced liquidation, the fair values received or paid would be materially different than those reflected in our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Derivative Assets and Liabilities” in our Form 10-Q for

the quarter ended March 31, 2008, incorporated by reference herein. Temporary market changes as well as actual credit improvement or deterioration in these contracts are reflected in changes in fair value of derivative instruments. Because the adjustments referenced above are reflected on our income statement, they affect our reported earnings and create earnings volatility. In addition, although these mark-to-market gains and losses do not directly impair our liquidity, they have the potential to significantly affect our GAAP consolidated net worth, which must be maintained at $1.75 billion (currently $2.9 billion as of March 31, 2008) in order to avoid a default under our credit agreement. If our GAAP consolidated net worth were to fall below $1.75 billion, we would be in default under our credit agreement and the agent or the lenders representing a majority of the debt under our credit agreement would have the right to terminate all commitments under the credit agreement and declare the outstanding debt due and payable. If the debt under our credit agreement were accelerated in this manner and not repaid, the holders of 25% or more of our publicly traded $250 million 7.75% debentures due in June 2011, the holders of 25% or more of our publicly traded $250 million 5.625% senior notes due in February 2013 and the holders of 25% or more of our publicly traded $250 million 5.375% senior notes due 2015, each would have the right to accelerate the maturity of that debt. In the event the amounts due under our credit agreement or any series of our outstanding long-term debt are accelerated, we may not have sufficient funds to repay any such amounts.

The performance of our investment in Sherman could harm our financial results.

Part of our business involves strategic investments in other companies, and we generally do not have control over the way that these companies run their day-to-day operations. Our 21.8% equity interest in Sherman currently represents our most significant strategic investment. Sherman is a consumer asset and servicing firm specializing in charged-off and bankruptcy plan consumer assets that it generally purchases at deep discounts from national financial institutions and major retail corporations and subsequently seeks to collect. In addition, Sherman originates subprime credit card receivables through its Credit One subsidiary and has a variety of other similar ventures related to consumer assets. Consequently, Sherman’s results could be adversely impacted by:

•	Sherman’s ability to obtain or renew financing, which will be required in 2008, and its ability to accomplish this on reasonable terms;

•	increased pricing competition for the pools of consumer assets it purchases;

•	macroeconomic or other factors that could diminish the success of its collection efforts on the variety of consumer assets it owns; and

•

the results of its credit card origination business, which are sensitive to interest-rate changes, charge-off losses and the success of its collection efforts, and which may be impacted by macroeconomic factors that affect a borrower’s ability to pay.

As a result of their significant amount of collection efforts, there is a risk that Sherman could be subject to consumer related lawsuits and other investigations related to fair debt collection practices, which could have an adverse effect on Sherman’s income, reputation and future ability to conduct business. In addition, Sherman is particularly exposed to consumer credit risk as a result of its credit card origination business and unsecured lending business through Credit One. National credit card lenders recently have reported decreased spending by card members and an increase in delinquencies and loan write-offs, indicating that the recent turmoil in the mortgage credit markets may be impacting other consumer credit markets. In addition, recent economic indices have indicated that the likelihood of a recession in the U.S. is increasing. A continuation of current economic trends could materially impact the future results of Sherman, which, in turn, could have an adverse effect on our results of operations or financial condition.

Our international operations subject us to numerous risks.

We have committed significant resources to our international operations, particularly in the European Union, Hong Kong and Australia. Accordingly, we are subject to a number of risks associated with our international business activities, including:

•	dependence on regulatory approvals;

•	changes in ratings or outlooks assigned to our foreign insurance subsidiaries by rating agencies;

•	challenges in attracting and retaining key foreign-based employees, customers and business partners in international markets;

•	foreign governments’ monetary policies and regulatory requirements;

•	economic downturns in targeted foreign mortgage origination markets;

•	interest-rate volatility in a variety of countries;

•	our lack of significant institutional experience (compared to the domestic U.S. market) with foreign mortgage credit risks and foreclosure proceedings and customs;

•	political risk and risks of war, terrorism, civil disturbances or other events that may limit or disrupt markets;

•

the burdens of complying with a wide variety of foreign regulations and laws, some of which are materially different than the regulatory and statutory requirements we face in our domestic business, and which may change unexpectedly;

•	potentially adverse tax consequences;

•	restrictions on the repatriation of earnings;

•	foreign currency exchange rate fluctuations; and

•	the need to develop and market products appropriate to the various foreign markets.

Any one or more of the risks listed above could limit or prohibit us from developing our international operations profitably. In addition, we may not be able to effectively manage new operations or successfully integrate them into our existing operations, which could have a material adverse effect on our business, financial condition or operating results.

We may lose business if we are unable to meet our customers’ technological demands.

Participants in the mortgage insurance and financial guaranty industries rely on e-commerce and other technologies to provide and expand their products and services. Our customers generally require that we provide aspects of our products and services electronically, and the percentage of our new insurance written and claims processing that we deliver electronically has continued to increase. We expect this trend to continue and, accordingly, we may be unable to satisfy our customers’ requirements if we fail to invest sufficient resources or otherwise are unable to maintain and upgrade our technological capabilities. This may result in a decrease in the business we receive, which could impact our profitability.

Our information technology systems may not be configured to process information regarding new and emerging products.

Many of our information technology systems have been in place for a number of years, and many of them originally were designed to process information regarding traditional products. As new products with new features emerge, when we modify our underwriting standards, as we have done recently, or when we insure structured transactions with different features, our systems may require modification in order to recognize these features to allow us to price or bill for our insurance of these products appropriately. Our systems also may not be capable of recording, or may incorrectly record, information about these products that may be important to our risk management and other functions. In addition, our customers may encounter similar technological issues that prevent them from sending us complete information about the products or transactions that we insure. Making appropriate modifications to our systems involves inherent time lags and may require us to incur significant expenses. The inability to make necessary modifications to our systems in a timely and cost-effective manner may have adverse effects on our business, financial condition and operating results.

A material weakness relating to our internal control over financial reporting could result in errors in our reported results and could have a material adverse effect on our operations and investor confidence in our business.

We have determined that a material weakness existed in our internal control over financial reporting at December 31, 2007. We experienced increased turnover in key positions in our accounting and finance organization as a result of our proposed, but subsequently terminated, merger with MGIC. As a result, as of December 31, 2007, we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of GAAP commensurate with our financial reporting requirements. Specifically, this deficiency resulted in audit adjustments to Derivative Liabilities and Change in Fair Value of Derivative Instruments line items in the consolidated financial statements for the year ended December 31, 2007 primarily arising from insufficient (1) identification of derivative instruments; (2) review, approval and testing of complex derivative valuation models, including assumptions, data inputs and results; and (3) identification of contract terms and transactions requiring consolidation in accordance with generally accepted accounting principles, related to such financial statement line items. We have been actively engaged in corrective actions to address this material weakness, including: (i) hiring in January 2008 a new corporate Controller to fill the recent vacancy in this position; (ii) hiring consultants to assist with the evaluation and application of complex accounting matters; (iii) reviewing and reorganizing our accounting organization to provide improved lines of responsibility, review and authority; and (iv) strengthening a compensation program aimed at retaining critical accounting and finance personnel. Notwithstanding these actions, we have not yet fully remediated this material weakness in our internal controls, which could result in errors in our financial or other reporting, cause us to fail to meet our reporting obligations on a timely basis and ultimately decrease investor confidence in our reported information.

A third-party acquisition of 20% or more of our outstanding shares will trigger a “change in control” under our Equity Compensation Plan, Performance Plan and other benefit plans.

A “change of control” will occur under our Equity Compensation Plan (unless otherwise provided for in the terms of the grant of any award under that plan), Performance Plan and other benefit plans if an unaffiliated third-party acquires beneficial ownership of 20% or more of our outstanding shares of common stock. On February 14, 2008, one of our stockholders filed a Form 13G indicating that as of December 31, 2007 it beneficially owned 18.78% of our total common shares outstanding. If a third-party were to acquire beneficial ownership of 20% or more of our outstanding common stock, including through participation in this offering of common stock, a significant portion of the equity issued under our Equity Compensation Plan, including performance shares granted to executive officers under our Performance Plan, would become fully vested and transferable. We estimate that this would result in a pre-tax accounting charge to us of approximately $25 million to $35 million, representing an acceleration of compensation expense under SFAS No. 123R, “Share-Based Payment”. We believe the deferred vesting of our equity awards helps us retain executives and other employees, and therefore, serves as an important component of our compensation program, particularly in light of the current difficult operating environment for mortgage and financial guaranty insurers. The vesting of our outstanding equity grants could reduce their retention aspect and could result in our losing significant employees.

The acquisition of 20% or more of our outstanding shares also would result in a “change of control” under agreements with our executive officers. These agreements are “double-trigger” agreements, meaning that amounts would be paid out to executives only upon the occurrence of both a “change of control” and one or more of the other triggering events specified in these agreements. In addition, under our change of control agreements with our executive officers, upon a change of control of Radian Group or Radian Asset, as the case may be, we are required to fund an irrevocable rabbi trust to the extent of our obligations under these agreements. The total maximum amount that we would be required to place in trust is approximately $17.0 million as of March 31,

2008. Our consent is not required in order for a third-party to acquire beneficial ownership of 20% of more of our common shares, and we cannot provide any assurances as to whether this may or may not occur. If a third-party acquires beneficial ownership of 20% or more, we intend to honor our obligations under our equity arrangements; however, we note that, in light of the current market price of our common stock, any options that would become exercisable under these arrangements would be out of the money, and any restricted stock that would become vested under the arrangements would likely not be of sufficient aggregate value to create any significant retention concerns.

We are subject to the risk of private litigation and regulatory proceedings.

We face litigation risk in the ordinary course of operations, including the risk of class action lawsuits. In August and September 2007, two purported stockholder class action lawsuits, Cortese v. Radian Group Inc. and Maslar v. Radian Group Inc., were filed against us and individual defendants in the U.S. District Court for the Eastern District of Pennsylvania. The complaints, which are substantially similar, allege that we were aware of and failed to disclose the actual financial condition of C-BASS prior to our declaration of a material impairment to our investment in C-BASS. On January 30, 2008, the Court ordered that the cases be consolidated into In re Radian Securities Litigation and appointed Institutional Investors Iron Workers Local No. 25 Pension Fund (“Iron Workers”) and the City of Ann Arbor Employees’ Retirement System (“Ann Arbor”) Lead Plaintiffs in the case. On April 16, 2008 a consolidated and amended complaint was filed, adding one additional defendant. Our motion for summary judgment is due by June 1, 2008. This proceeding is in early stages. While we intend to defend ourselves vigorously from the claims made in these actions and we believe these allegations have no merit, we are unable to predict the outcome of this legal proceeding.

In April 2008, a purported class action lawsuit was filed against Radian Group, the Compensation and Human Resources Committee of our board of directors and individual defendants in the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleges violations of the Employee Retirement Income Securities Act as it relates to our Savings Incentive Plan. The named plaintiff is a former employee of ours. Discovery relating to this proceeding has not yet commenced. Although we believe that the allegations are without merit, and intend to defend this lawsuit vigorously, we are unable to predict the outcome of this lawsuit.

In addition to the above litigation, we are involved in litigation that has arisen in the normal course of our business. We are contesting the allegations in each such pending action and believe, based on current knowledge and after consultation with counsel, that the outcome of such litigation will not have a material adverse effect on our consolidated financial position or results of operations. In the future, we cannot predict whether other actions might be brought against us. Any such proceedings could have an adverse effect on our consolidated financial position, results of operations or cash flows.

In October 2007, we received a letter from the staff of the Chicago Regional Office of the Securities Exchange Commission stating that the staff is conducting an investigation involving Radian Group Inc. and requesting production of certain documents. We believe that the investigation generally relates to our proposed, but now-terminated, merger with MGIC and our investment in C-BASS. We are in the process of providing responsive documents and information to the Securities and Exchange Commission.

Our inability to obtain financial statements for C-BASS, in which we hold a 46% equity interest, in final form on a timely basis, could delay our ability to file timely reports with the SEC and satisfy our obligations under our credit facility.

We were unable to timely file our Form 10-Q for the third quarter of 2007 because we did not receive third-quarter financial statements in final form from C-BASS, which is an unconsolidated investment of ours, before the prescribed due date for filing the Form 10-Q. In addition, we are required by SEC regulations to file audited financial statements of C-BASS for the year ended December 31, 2007 as part of our Form 10-K. We have not received audited financial statements for C-BASS for the year ended December 31, 2007, and we intend to file these statements as soon as they are available. Because the carrying value of our investment in C-BASS has been fully written down, we do not believe that the C-BASS financial information is material to our consolidated financial statements.

Risks Particular to Our Mortgage Insurance Business

If the rating agencies continue to downgrade the financial strength ratings of our mortgage insurance subsidiaries, we may lose our Top Tier status, causing Freddie Mac and Fannie Mae to decide not to purchase mortgages or mortgage-backed securities insured by us, which could significantly impair our mortgage insurance franchise.

In order to maintain the highest level of eligibility (“Top Tier”) with Freddie Mac and Fannie Mae, mortgage insurers generally must maintain an insurer financial strength rating of AA- or Aa3 from at least two of the three ratings agencies by which they are customarily rated. If a mortgage insurer were to lose Top Tier eligibility, Freddie Mac and/or Fannie Mae could restrict the mortgage insurer from conducting certain types of business with them or take actions that may include not purchasing loans insured by the mortgage insurer. In light of the market turmoil that has adversely affected larger mortgage insurers, both Freddie Mac and Fannie Mae have indicated that loss of Top Tier mortgage insurer eligibility due to such a downgrade will no longer be automatic and will be subject to review if and when the downgrade occurs. Following the recent downgrade by S&P of our mortgage insurance business, we presented a business and financial plan to Freddie Mac and Fannie Mae for how to restore profitability and a AA rating to our mortgage insurance business. Both Freddie Mac and Fannie Mae recently have indicated that the information presented in our plan meets their requirement for the submission of information following a downgrade and that they will notify us when and if any additional information is required. We cannot be certain that either Freddie Mac or Fannie Mae will accept our business and financial plan or if we are further downgraded that we will be able to retain Top Tier eligibility from either of them. Any additional downgrade of the insurance financial strength ratings for our mortgage insurance business could make it more difficult for us to maintain our Top Tier status, would create a competitive advantage for those mortgage insurers that maintain higher ratings than us, and could erode customer confidence in our mortgage insurance product. Any further downgrade also could negatively impact the credit ratings of Radian Group and could further harm the prospects of our financial guaranty business. Loss of our Top Tier eligibility status would likely have an immediate and material adverse impact on the franchise value of our mortgage insurance business and our future prospects and could negatively impact our results of operations and financial condition.

A decrease in the volume of home mortgage originations could result in fewer opportunities for us to write new insurance business.

Our ability to write new business depends on a steady flow of high-LTV mortgages that require our mortgage insurance. The recent deterioration in the credit performance of non-prime and other forms of non-conforming loans during 2007 has caused almost all lenders to substantially reduce the availability of non-prime mortgages and most other loan products that are not conforming loans, and to significantly tighten their underwriting standards. Fewer loan products and tighter loan qualifications, while improving the overall quality of new mortgage originations, have in turn reduced the pool of qualified homebuyers and made it more difficult for buyers (in particular first-time buyers) to obtain mortgage financing or to refinance their existing mortgages. In addition, the significant disruption in the subprime market has led to reduced investor demand for mortgage loans and mortgage-backed securities in the secondary market, which, until recently, has been an available source of funding for many mortgage lenders. This has significantly reduced liquidity in the mortgage funding marketplace, forcing many lenders to retain a larger portion of their mortgage loans and mortgage-backed securities and leaving them with less capacity to continue to originate new mortgages. To date, the potential negative effect on our business from the decreased volume of mortgage originations has been offset by an increase in the demand for mortgage insurance on conforming loans as the lending industry embraces more prudent risk management measures. However, if the volume of new mortgage originations continues to decrease or persist at low levels for a prolonged period of time, we may experience fewer opportunities to write new insurance business, which could reduce our existing insurance in force and have a significant negative effect on both our ability to execute our business plans and our overall franchise value.

An increase in the volume of cancellations or non-renewals of our existing policies would have a significant effect on our revenues.

Most of our mortgage insurance premiums earned each month are derived from the monthly renewal of policies that we have previously written. As a result, a decrease in the length of time that our mortgage insurance policies remain in force reduces our revenues and could have a material adverse effect on our business, financial condition and operating results. Fannie Mae and Freddie Mac generally permit homeowners to cancel their mortgage insurance when the principal amount of a mortgage falls below 80% of the home’s value and most private mortgage insurance must be automatically cancelled once the LTV reaches 78%. Factors that are likely to increase the number of cancellations or non-renewals of our mortgage insurance policies include:

•	falling mortgage interest rates (which tends to lead to increased refinancings and associated cancellations of mortgage insurance);

•	appreciating home values; and

•	changes in the mortgage insurance cancellation requirements applicable to mortgage lenders and homeowners.

Ongoing deterioration in the U.S. housing market, combined with a lack of liquidity in the mortgage funding market, has significantly reduced the level of mortgage refinancings from prior years, although refinancings have been trending up in 2008 as a result of lower interest rates. The overall decrease in the level of refinancings has contributed to an increase in our mortgage insurance risk in force. Because housing markets tend to be cyclical, however, we expect that we will again experience a period of home price appreciation and low-interest rates at some point in the future. If this were to occur, we could experience a decrease in our mortgage insurance in force, which could have a negative effect on our revenues.

Because our mortgage insurance business is concentrated among a few significant customers, our revenues could decline if we lose any significant customer.

Our mortgage insurance business depends to a significant degree on a small number of lending customers. Our top ten mortgage insurance customers are generally responsible for half of both our primary new insurance written in a given year and our direct primary risk in force. Accordingly, maintaining our business relationships and business volumes with our largest lending customers is critical to the success of our business. The recent challenging market conditions have adversely affected, and continue to adversely affect, the financial condition of a number of our largest lending customers. Many of these customers have experienced ratings downgrades and liquidity constraints in the face of increasing delinquencies and the lack of a secondary market for mortgage funding. These customers may become subject to serious liquidity constraints that could jeopardize the viability of their business plans or their access to additional capital, forcing them to consider alternatives such as bankruptcy or, as has occurred recently, consolidation with others in the industry. In addition, as a result of current market conditions, our largest lending customers may seek to diversify their exposure to any one or more mortgage insurers or decide to write business only with those mortgage insurers that they perceive to have the strongest financial position. The loss of business from one or more of our major customers could have a material adverse effect on our business franchise and operating results. Our master policies and related lender agreements do not, and by law cannot, require our mortgage insurance customers to do business with us, and we cannot be certain that any loss of business from a single lender will be recouped from other lending customers in the industry.

Our business depends, in part, on effective and reliable loan servicing, which may be negatively impacted by the current disruption in the mortgage credit markets.

We depend on reliable, consistent third-party servicing of the loans that we insure. Dependable servicing generally ensures timely billing and better loss mitigation opportunities for delinquent or near-delinquent loans. Many of our customers also serve as the servicers for loans that we insure, whether the loans were originated by such customer or another lender. Therefore, the same market conditions affecting our customers as discussed in the prior risk factor also can affect their ability to effectively maintain their servicing operations. In addition, if current housing market trends continue or worsen, the number of delinquent mortgage loans requiring servicing could continue to increase. Managing a substantially higher volume of non-performing loans could create operational difficulties that our servicers may not have the resources to overcome. If a disruption occurs in the servicing of mortgage loans covered by our insurance policies, this, in turn, could contribute to a rise in delinquencies among those loans and could have a material adverse effect on our business, financial condition and operating results.

During the quarter ended March 31, 2008, we learned that one of our largest servicers had not previously properly reported certain 60-day defaults to us and other private mortgage insurers, and that this omission would be corrected in April 2008. Based on this information, our first quarter 2008 results included approximately $39 million of additional incurred losses for approximately 2,500 incremental primary defaults that we expected to receive, and did receive, from this servicer in the second quarter.

A large portion of our mortgage insurance risk in force consists of higher risk loans, such as Alt-A and subprime loans, which have recently resulted in increased losses and may result in further losses in the future.

Non-Prime Loans. Until recently, we have faced significant competition for prime loan business from lenders offering alternative arrangements, such as simultaneous second mortgages. As a result, a large percentage of our mortgage insurance written during the recent past and, consequently, our mortgage insurance risk in force, is related to non-prime loans. In 2007, non-prime business accounted for $23.9 billion or 41.8% of our new primary mortgage insurance written (81.0% of which was Alt-A), compared to $17.5 billion or 43.7% in 2006 (80.2% of which was Alt-A) and $17.8 billion or 41.7% in 2005 (63.3% of which was Alt-A). At March 31, 2008, our non-prime mortgage insurance in force, including Alt-A, was $47.2 billion or 32.1% of our total primary insurance in force, compared to $49.5 billion or 34.6% of primary insurance in force at December 31, 2007 and $42.3 billion or 35.3% of primary insurance in force at March 31, 2007. Historically, non-prime loans are more likely to go into default and require us to pay claims more frequently and in larger amounts than prime loans. In addition, our non-prime business, in particular Alt-A loans, tends to have larger loan balances relative to other loans, which results in larger claims. Since 2006, in conjunction with the disruption in the subprime market, we have experienced a significant increase in mortgage loan delinquencies related to Alt-A loans originated in 2006 and 2007. These losses have occurred more rapidly and well in excess of historical loss patterns for this product, and have contributed in large part to the significant increase in our provision for losses since 2006. If delinquency and claim rates on non-prime loans continue to increase, or if there is a further decline in the current housing market, in particular in California, Florida and other states where the Alt-A product is prevalent, our results of operations and financial condition would be negatively affected.

High-LTV Mortgages. We generally provide private mortgage insurance on mortgage products that have more risk than those mortgage products that meet the GSEs’ classification of conforming loans. A portion of our mortgage insurance in force consists of insurance on mortgage loans with LTVs at origination of 97% or greater. In 2007, loans with LTVs in excess of 97% accounted for $13.1 billion or 23.0% of our new primary mortgage insurance written, compared to $5.7 billion or 14.2% in 2006. At March 31, 2008, our mortgage insurance risk in force related to these loans was $6.9 billion or 21.2% of our total primary risk in force, compared to $6.5 billion or 20.7% of primary insurance risk in force at December 31, 2007 and $3.9 billion or 15.2% of primary insurance risk in force at March 31, 2007. Mortgage loans with LTVs greater than 97% default substantially more often than those with lower LTVs. In addition, when we are required to pay a claim on a higher LTV loan, it is generally more difficult to recover our costs from the underlying property, especially in areas with declining property values. Throughout 2007, we experienced a significant increase in mortgage loan delinquencies related to high-LTV mortgages. As a result, we have altered our underwriting criteria, in part, to limit our exposure to high-LTV loans in markets experiencing a decline in home values. While we believe these changes will improve our overall risk profile, in the near term, we will likely continue to be negatively affected by the performance of existing insured loans with high-LTVs.

Pool Mortgage Insurance. We offer pool mortgage insurance, which exposes us to different risks than the risks applicable to primary mortgage insurance. Our pool mortgage insurance products generally cover all losses in a pool of loans up to our aggregate exposure limit, which generally is between 1% and 10% of the initial aggregate loan balance of the entire pool of loans. Under pool insurance, we could be required to pay the full amount of every loan in the pool within our exposure limits that is in default and upon which a claim is made until the aggregate limit is reached, rather than a percentage of the loan amount, as is the case with traditional primary mortgage insurance. At March 31, 2008, $3.0 billion of our mortgage insurance risk in force was attributable to pool insurance.

Credit Default Swaps. We also have provided credit enhancement on residential mortgage-backed securities in the form of credit default swaps. A credit default swap is an agreement to pay our counterparty should an underlying security or the issuer of such security suffer a specified credit event, such as nonpayment, downgrade or a reduction of the principal of the security as a result of defaults in the underlying collateral. This type of insurance generally has higher claim payouts than traditional mortgage insurance products. In addition, unlike with most of our mortgage insurance and financial guaranty products, our ability to engage in loss mitigation is generally limited. We have less experience writing these types of insurance and less performance data on this business, which could lead to greater losses than we anticipate. At March 31, 2008, we had $212 million of risk in force related to domestic credit default swaps on residential mortgage-backed securities. Credit default swaps in our mortgage insurance business are subject to derivative accounting, requiring mark-to-market valuations. As of March 31, 2008, we had a cumulative unrealized loss of approximately $13 million related to these domestic credit default swaps. We could incur additional credit losses on this business.

A portion of our mortgage insurance risk in force consists of insurance on adjustable-rate products such as ARMs and interest only mortgages that have resulted in significant losses in 2007 and may result in further losses.

At March 31, 2008, approximately 20% of our mortgage insurance risk in force consists of ARMs (11% of our mortgage insurance risk in force relates to ARMs with resets of less than five years from origination), which includes loans with negative amortization features, such as pay option ARMs. We consider a loan an ARM if the interest rate for that loan will reset at any point during the life of the loan. It has been our experience that ARMs with resets of less than five years from origination are more likely to result in a claim than longer-term ARMs. Our claim frequency on ARMs has been higher than on fixed-rate loans due to monthly payment increases that occur when interest rates rise or when the “teaser rate” (an initial interest rate that does not fully reflect the index which determines subsequent rates) expires. At March 31, 2008, approximately 10.4% of our primary mortgage insurance risk in force consists of interest-only mortgages, where the borrower pays only the interest charge on a mortgage for a specified period of time, usually five to ten years, after which the loan payment increases to include principal payments. Similar to ARMs, these loans have a heightened propensity to default because of possible “payment shocks” after the initial low-payment period expires and because the borrower does not automatically build equity as payments are made.

A lack of liquidity in the mortgage market, tighter underwriting standards, and declining home prices in many regions in the U.S. during 2007 and year to date 2008, have combined to make it more difficult for many borrowers with ARMs and interest-only mortgages to refinance their mortgages into lower fixed rate products. As a result, without available alternatives, many borrowers have been forced into default when their interest rates reset. This has resulted in significant defaults during 2007 for mortgage lenders and insurers as well as investors in the secondary market. Approximately 34% of our total increase in mortgage insurance loss reserves during the fourth quarter of 2007 was attributable to adjustable rate products, which represented approximately 22% of our mortgage insurance risk in force at December 31, 2007. Absent a change in the current lending environment or a positive mitigating effect from recent legislation aimed at reducing defaults from adjustable rate resets, we expect that defaults related to these products will likely continue to increase. As of December 31, 2007, approximately 2.4% of the adjustable rate mortgages we insure are scheduled to reset during 2008, with most of our option ARMs and interest-only loans having first time resets in 2009 or later. If defaults related to adjustable rate mortgages were to continue at their current pace or were to increase as is currently projected, our results of operations will continue to be negatively affected, possibly significantly, which could adversely affect our financial position and capital reserves.

Our results of operations may continue to be negatively affected by NIMS and second-lien mortgages.

In the past, we have written mortgage insurance on second-lien mortgages and have provided credit enhancement on NIMS. Both of these products have been particularly susceptible to the disruption in the mortgage credit markets during 2007, resulting in significant credit losses to us. As a result, we ceased writing new insurance on these products in 2007 and expect that most of this business will have run-off by 2010. Although losses with respect to our second-lien business, much like in our traditional first-lien mortgage insurance business, will be incurred and paid over time as delinquencies develop and claims are filed, the net present value of expected future losses and expenses in excess of expected future premiums and existing reserves on our second-lien business was recorded in the third quarter of 2007 as a $155.2 million premium deficiency reserve. This deficiency was increased by $40.4 million as of December 31, 2007 as a result of further deterioration in this insured portfolio and increased again by $18.1 million in the first quarter of 2008. Because losses in our second-lien portfolio are particularly sensitive to changes in home prices, we cannot be certain that actual losses in our second-lien portfolio will not differ materially from the projections incorporated into our premium deficiency. If losses were to exceed our expectations, our future results of operations would be negatively impacted. The present value of our total expected principal credit losses related to NIMs was $377 million at December 31, 2007, and had increased to $405 million at March 31, 2008 due to further deterioration in the loans underlying the insured bonds. Our results of operations would be negatively impacted to the extent losses related to NIMs exceed our current expectations.

We face the possibility of higher claims as our mortgage insurance policies age.

Historically, most claims under private mortgage insurance policies on prime loans occur during the third through fifth year after issuance of our policies, and under policies on non-prime loans during the second through fourth year after issuance of our policies. Low mortgage interest-rate environments tend to lead to increased refinancing of mortgage loans, resulting in a corresponding decrease in the average age of our mortgage insurance policies. On the other hand, increased interest rates tend to reduce mortgage refinancings and cause a greater percentage of our mortgage insurance risk in force to reach its anticipated highest claim frequency years. In addition, periods of growth in our business tend to reduce the average age of our policies. For example, the relatively recent growth of our non-prime mortgage insurance business means that a significant percentage of our insurance in force on non-prime loans has not yet reached its anticipated highest claim frequency years, although the recent disruption in the subprime credit markets has resulted in a significant acceleration of losses associated with our 2005 through 2007 non-prime insured loans. If the growth of our new business were to slow or decline, a greater percentage of our total mortgage insurance in force could reach its anticipated highest claim frequency years. A resulting increase in claims could have a material adverse effect on our business, financial condition and operating results.

Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims.

In our mortgage insurance business, we enter into agreements with our mortgage lender customers that commit us to insure loans using pre-established underwriting guidelines. Once we accept a lender into our delegated underwriting program, we generally insure a loan originated by that lender even if the lender does not follow our specified underwriting guidelines. Under this program, a lender could commit us to insure a material number of loans with unacceptable risk profiles before we discover the problem and terminate that lender’s delegated underwriting authority. Even if we terminate a lender’s underwriting authority, we remain at risk for any loans previously insured on our behalf by the lender before that termination. The performance of loans insured through programs of delegated underwriting has not been tested over a period of extended adverse economic conditions, and the program could lead to greater losses than we anticipate. Greater than anticipated losses could have a material adverse effect on our business, financial condition and operating results.

We face risks associated with our contract underwriting business.

As part of our mortgage insurance business, we provide contract underwriting services to some of our mortgage lender customers, even with respect to loans for which we are not providing mortgage insurance. Under the terms of our contract underwriting agreements, we agree that if we make mistakes in connection with these underwriting services, the mortgage lender may, subject to certain conditions, require us to purchase the loans or issue mortgage insurance on the loans, or to indemnify the lender against future loss associated with the loans. Accordingly, we assume some credit risk and interest-rate risk in connection with providing these services. In a rising interest-rate environment, the value of loans that we are required to repurchase could decrease, and consequently, our costs of those repurchases could increase. In 2007, we underwrote $3.9 billion in principal amount of loans through contract underwriting. Depending on market conditions, a significant amount of our underwriting services may be performed by independent contractors hired by us on a temporary basis. If these independent contractors make more mistakes than we anticipate, the resulting need to provide greater than anticipated recourse to mortgage lenders could have a material adverse effect on our business, financial condition and operating results.

Our loss mitigation opportunities are reduced in markets where housing values fail to appreciate or decline.

The amount of loss we suffer, if any, depends in part on whether the home of a borrower who has defaulted on a mortgage can be sold for an amount that will cover unpaid principal and interest on the mortgage and expenses from the sale. If a borrower defaults under our standard mortgage insurance policy, we generally have the option of paying the entire loss amount and taking title to a mortgaged property or paying our coverage percentage in full satisfaction of our obligations under the policy. In the past, we have been able to take title to the properties underlying certain defaulted loans and sell the properties quickly at prices that have allowed us to recover some of our losses. In the current housing market, in which housing values have failed to appreciate or have begun to decline in many regions, our ability to mitigate our losses in such manner has been reduced. If housing values continue to decline, or decline more significantly and/or on a larger geographic basis, the frequency of loans going to claim could increase and our ability to mitigate our losses on defaulted mortgages may be significantly reduced, which could have a material adverse effect on our business, financial condition and operating results.

Our mortgage insurance business faces intense competition.

The U.S. mortgage insurance industry is highly dynamic and intensely competitive. Our competitors include:

•	other private mortgage insurers, including several with higher ratings;

•

federal and state governmental and quasi-governmental agencies, principally the U.S. Department of Veterans Affairs (“VA”) and the Federal Housing Administration (“FHA”), which has increased its competitive position in areas with higher home prices by streamlining its down-payment formula and reducing the premiums it charges, resulting in increased business for the FHA in the quarter ended March 31, 2008; and

•	mortgage lenders that demand participation in revenue-sharing arrangements such as captive reinsurance arrangements.

Governmental and quasi-governmental entities typically do not have the same capital requirements that we and other mortgage insurance companies have, and therefore, may have financial flexibility in their pricing and capacity that could put us at a competitive disadvantage. In the event that a government-owned or sponsored entity in one of our markets decides to reduce prices significantly or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit motive, we may be unable to compete in that market effectively, which could have an adverse effect on our business, financial condition and operating results. In addition, the intense competition we face in the mortgage insurance industry requires that we dedicate time and energy to the development and introduction of competitive new products and programs. Our inability to compete with other providers, including the timely introduction of profitable new products and programs, could have a material adverse effect on our business, financial condition and operating results.

In addition, in the recent past, an increasing number of alternatives to traditional private mortgage insurance developed, many of which reduced the demand for our mortgage insurance. These alternatives included:

•

mortgage lenders structuring mortgage originations to avoid private mortgage insurance, mostly through “80-10-10 loans” or other forms of simultaneous second loans. The use of simultaneous second loans increased significantly during recent years to become a competitive alternative to private mortgage insurance, particularly in light of (1) the potential lower monthly cost of simultaneous second loans compared to the cost of mortgage insurance in a low-interest-rate environment and (2) possible negative borrower, broker and realtor perceptions about mortgage insurance;

•	investors using other forms of credit enhancement such as credit default swaps or securitizations as a partial or complete substitute for private mortgage insurance; and

•	mortgage lenders and other intermediaries foregoing third-party insurance coverage and retaining the full risk of loss on their high-LTV loans.

As a result of the recent turmoil in the housing credit market, many of these alternatives to private mortgage insurance are no longer prevalent in the mortgage market. If market conditions were to change, however, we again would likely face significant competition from these alternatives as well as others that may develop.

Because many of the mortgage loans that we insure are sold to Freddie Mac and Fannie Mae, changes in their charters or business practices could significantly impact our mortgage insurance business.

Freddie Mac’s and Fannie Mae’s charters generally prohibit them from purchasing any mortgage with a loan amount that exceeds 80% of the home’s value, unless that mortgage is insured by a qualified insurer or the mortgage seller retains at least a 10% participation in the loan or agrees to repurchase the loan in the event of a default. As a result, high-LTV mortgages purchased by Freddie Mac or Fannie Mae generally are insured with private mortgage insurance. Freddie Mac and Fannie Mae are the beneficiaries of the majority of our mortgage insurance policies.

Changes in the charters or business practices of Freddie Mac or Fannie Mae could reduce the number of mortgages they purchase that are insured by us and consequently reduce our revenues. Some of Freddie Mac’s and Fannie Mae’s more recent programs require less insurance coverage than they historically have required, and they have the ability to further reduce coverage requirements, which could reduce demand for mortgage insurance and have a material adverse effect on our business, financial condition and operating results. Freddie Mac and Fannie Mae also have the ability to implement new eligibility requirements for mortgage insurers and to alter or liberalize underwriting standards on low-down-payment mortgages they purchase. We cannot predict the extent to which any new requirements may be implemented or how they may affect the operations of our mortgage insurance business, our capital requirements and our products.

Freddie Mac’s and Fannie Mae’s business practices may be impacted by their results of operations as well as legislative or regulatory changes governing their operations and the operations of other government-sponsored enterprises. The liquidity provided by Freddie Mac and Fannie Mae to the mortgage industry is very important to support a strong level of mortgage originations. These entities recently have reported losses as a result of deteriorating housing and credit market conditions, which could limit their ability to acquire mortgages. Freddie Mac and Fannie Mae also are currently the subject of proposed legislation that would increase regulatory oversight over them. The proposed legislation encompasses substantially all of their operations and is intended to be a comprehensive overhaul of the existing regulatory structure. In 2007, the House of Representatives passed H.R. 1427, a comprehensive reform of Freddie Mac and Fannie Mae oversight. These measures were also included in H.R. 3221 which was passed by the House in 2008. A Senate proposal titled “The Federal Housing Finance Regulatory Reform Act of 2008” proposes to abolish the current regulator for the GSEs and create a new, stronger regulator in addition to other oversight reforms. The Senate Banking Committee is actively working on this proposal. Although we cannot predict whether, or in what form, this legislation may be enacted, the proposed legislation could limit the growth of Freddie Mac and Fannie Mae, which could reduce the size of the mortgage insurance market and consequently have an adverse effect on our business, financial condition and operating results.

As part of the Economic Stimulus Act of 2008, U.S. Congress passed legislation that temporarily raises (until December 31, 2008) loan limits for Freddie Mac and Fannie Mae conforming loans up to a maximum of $729,750. Pending legislation (or H.R. 3221) proposes to make this loan limit raise permanent. While we believe that this legislative change has the potential to increase the demand for private mortgage insurance by broadening the universe of loans that are subject to purchase by Freddie Mac and Fannie Mae, we cannot predict with any certainty the long term impact of this change upon demand for our products, or whether this change will be made permanent by Congress.

Legislation and regulatory changes and interpretations could harm our mortgage insurance business.

Our business and legal liabilities may be affected by the application of federal or state consumer lending and insurance laws and regulations, or by unfavorable changes in these laws and regulations. For example, legislation has passed both Houses of the U.S. Congress to reform the FHA, which, if enacted, could provide the FHA with greater flexibility in establishing new products and increase the FHA’s competitive position against private mortgage insurers. The legislation includes increases to the maximum loan amount that the FHA can insure and establishes lower minimum downpayments. We do not know whether this proposed legislation, which has passed the House and Senate in different versions, will be enacted, and if enacted what final form the legislation will take. However, as part of the Economic Stimulus Act of 2008, Congress passed legislation that temporarily raises (until December 31, 2008) the loan limits for FHA-insured loans up to a maximum of $729,750. The FHA is also the centerpiece of the housing rescue plans that are being considered in Congress. We cannot predict with any certainty the long term impact of these changes upon demand for our products, or whether these changes will be made permanent. However, any increase in the competition we face from the FHA or any other government sponsored entities could harm our business, financial condition and operating results.

We and other mortgage insurers have faced private lawsuits alleging, among other things, that our captive reinsurance arrangements constitute unlawful payments to mortgage lenders under the anti-referral fee provisions of RESPA. In addition, we and other mortgage insurers have been subject to inquiries from the New York Insurance Department and the Minnesota Department of Commerce relating to our captive reinsurance and contract underwriting arrangements. We cannot predict whether these inquiries will lead to further inquiries, or investigations, of these arrangements, or the scope, timing or outcome of the present inquiry or any other inquiry or action by these or other regulators. Although we believe that all of our captive reinsurance and contract underwriting arrangements comply with applicable legal requirements, we cannot be certain that we will be able to successfully defend against any alleged violations of RESPA or other laws.

Proposed changes to the application of RESPA could harm our competitive position. HUD proposed an exemption under RESPA for lenders that, at the time a borrower submits a loan application, give the borrower a firm, guaranteed price for all the settlement services associated with the loan, commonly referred to as “bundling.” In 2004, HUD indicated its intention to abandon the proposed rule and to submit a revised proposed rule to the U.S. Congress. HUD began looking at the reform process again in 2005 and a new rule was proposed in 2008. The comment period is currently set to expire on June 12, 2008. We do not know what form, if any, this rule will take or whether it will be promulgated. In addition, HUD has also declared its intention to seek legislative changes to RESPA. We cannot predict which changes will be implemented and whether the premiums we are able to charge for mortgage insurance will be negatively affected.

Concern about subprime lending has caused Congress to take an active interest in making changes to the mortgage origination process. The House of Representatives passed HR 3915 in 2007 which would establish national standards for mortgage origination including uniform licensing and new protections for high cost loans. The bill establishes assignee liability for the secondary market for assignees that fail to meet the standards in the bill. The Senate Banking Committee may take up its own version of legislation in 2008. While the final outcome of the legislative process is uncertain, the imposition of new liability in the secondary market could shift more lending to agency debt (Fannie Mae and Freddie Mac) and increase demand for mortgage insurance.

Risks Particular to Our Financial Guaranty Business

A downgrade or potential downgrade of the credit ratings or the insurance financial strength ratings assigned to any of our financial guaranty subsidiaries is possible and could weaken our competitive position and adversely affect our financial condition.

Any downgrade of the ratings assigned to our financial guaranty subsidiaries would limit the desirability of their direct insurance products and would reduce the value of Radian Asset’s reinsurance, even to the point where primary insurers may be unwilling to continue to cede insurance to Radian Asset at attractive rates. In addition, many of Radian Asset’s reinsurance agreements give the primary insurers the right to take back or recapture business previously ceded to Radian Asset, and in some cases, in lieu of recapture, the right to increase commissions charged to Radian Asset, if Radian Asset’s insurance financial strength rating is downgraded below specified levels. If Radian Asset was downgraded to A+ or below by S&P or A1 or below by Moody’s, up to $50.5 billion and $49.4 billion of our total net assumed par outstanding, respectively, may be subject to recapture.

A downgrade of the ratings assigned to our financial guaranty subsidiaries below certain levels (both A- and below investment grade for S&P and below A3 for Moody’s) would allow counterparties in seven of our synthetic credit default swap transactions, representing an aggregate notional amount of approximately $1.2 billion, to terminate these transactions. Upon the termination of any such transaction following a downgrade trigger, the transaction would be settled on a mark-to-market basis, meaning that if, based on third-party bids received, a replacement counterparty would require amounts in addition to the payments we receive under the transaction in order to take over our position in the transaction, we would be required to pay such amounts to our counterparty, and if such third party would pay our counterparty to take over our position, our counterparty would pay such amount to us upon termination. The maximum amount that we could be required to pay on all these transactions in the aggregate is: $61.2 million in the event of a downgrade below A- by S&P; $414.5 million in the event of a downgrade below investment grade by S&P; and $8.0 million in the event of a downgrade below A3 by Moody’s.

In addition, 143 of our 183 credit default swap transactions and three financial solutions transactions could be terminated by counterparties upon a downgrade of Radian Asset, generally below A- by S&P, without any obligation on our part to settle the transaction at fair value.

Since we plan to continue to evaluate strategic alternatives to maximize the value of our financial guaranty business, Radian Asset, we cannot be certain as to whether and to what extent that business will remain material to Radian Group.

On April 8, 2008, we announced that we are actively considering a broad range of alternatives to strengthen our capital position. While we have yet to adopt a specific plan or course of action, we are actively considering a range of alternatives, including capital infusions from outside parties. In particular, we announced that we are evaluating strategic alternatives to maximize the value of our financial guaranty business, Radian Asset. As of March 31, 2008, our financial guaranty business maintained $3.1 billion in claims paying resources and $1.4 billion in segment equity.

We may consider alternatives that could involve a full or partial sale of Radian Asset to achieve our primary goal of maximizing the existing and future value of Radian Asset. As a result, we cannot be certain that Radian Asset’s business will continue to remain material to our consolidated business.

Recent adverse developments in the credit markets and our decision to discontinue insuring CDOs may continue to negatively affect our results of operations.

Our financial guaranty business is exposed to risks associated with the deterioration in the credit markets. Recently, credit spreads across most bond sectors have widened, reflecting credit erosion in the U.S. residential mortgage loans, particularly to subprime borrowers, that are contained in the residential mortgage-backed securities and certain of the CDOs that we insure. In addition, credit default swap spreads on CDOs have also widened over concerns regarding the impact a general economic slowdown or recession would have on these obligations. Other asset-backed security sectors have also been affected due to concerns and preliminary indications that the credit erosion in RMBS may spread to other consumer and mortgage asset-classes, including classes for which we have written financial guaranty insurance.

At March 31, 2008, our insured financial guaranty portfolio included:

•	$1.6 billion of net par outstanding related to non-CDO RMBS, which is spread among 286 transactions and represents 1.4% of our financial guaranty net par outstanding as of March 31, 2008; and

•	Subprime RMBS exposure through two directly-insured CDOs of ABS with an aggregate net par outstanding of $648.6 million or 0.6% of our financial guaranty net par outstanding as of March 31, 2008.

While we have sought to underwrite credits involving RMBS with levels of subordination designed to protect us from loss in the event of poor performance on the underlying collateral, we cannot be certain that such levels of subordination will protect us from future material losses in light of the significantly higher rates of delinquency, foreclosure and losses currently being observed among residential homeowners, especially subprime borrowers. Future underperformance of the collateral underlying our insured RMBS portfolios could result in: (i) additional incurred losses; (ii) an increase in fair value losses on our insured transactions; (iii) downgrades by the rating agencies of our exposures, which could require us to hold additional capital to maintain our current financial strength ratings; and (iv) fewer opportunities to write profitable business in the future.

Deterioration in the credit markets in which we and other financial guarantors participate has negatively impacted our business production. Due to losses incurred by financial guarantors on their RMBS, CDOs of ABS and other credit positions, and perceived instability in the franchise values and ratings of many of the financial guarantors, credit and trading spreads for all financial guarantors, including us, have widened significantly. Several financial guarantors have had their ratings downgraded, or placed on credit watch or negative outlook, by one or more rating agencies, including companies that were rated AAA by one or more of the rating agencies. On April 8, 2008, our financial guaranty subsidiaries were placed on CreditWatch negative by S&P, and Moody’s changed the rating outlook for these subsidiaries to negative on March 28, 2008. The resulting uncertainty has called into question the value of financial guaranty insurance and may lead to decreased demand for our financial guaranty insurance products. In response to this uncertainty, rating agencies and regulators may enhance the requirements for conducting or may restrict the types of businesses in which we currently participate, which could have a material adverse effect on our ability to write new business in the future. Many transactions that in the past would normally have been marketed with some form of financial guaranty insurance protection are either not being sold or are being sold without the benefit of financial guaranty insurance. As a result, there is significant reduction in the volume of transactions for which financial guaranty insurance is a viable option, particularly in our structured finance business, which makes it more difficult for us to write new business in the current credit environment, and reduces the volume of transactions written by companies that cede business to us. The volume of many of the transactions that our structured products business insures has dramatically decreased. It is unlikely that the volume of structured products transactions that we will insure in 2008 and in the future will continue at historic levels. In addition, the types of transactions available for us to insure may be materially different from what has been available to us in prior years.

We decided in March 2008 to discontinue for the foreseeable future insuring CDOs. This decision will result in decreased revenues, business production and net income relative to historic levels. We cannot provide assurance that we will be able to replace the loss of business production with our on-going businesses.

Our financial guaranty business may subject us to significant risks from the failure of a single company, municipality or other entity whose obligations we have insured.

The breadth of our financial guaranty business exposes us to potential losses in a variety of our products as a result of credit problems with one counterparty. For example, we could be exposed to an individual corporate credit risk in multiple transactions if the credit is contained in multiple portfolios of CDOs that we have insured, or if one counterparty (or its affiliates) acts as the originator or servicer of the underlying assets or loans backing any of the structured securities that we have insured. Although we track our aggregate exposure to single counterparties in our various lines of business and have established underwriting criteria to manage aggregate risk from a single counterparty, we cannot be certain that our ultimate exposure to a single counterparty will not exceed our underwriting guidelines, due to merger or otherwise, or that an event with respect to a single counterparty will not cause a significant loss in one or more of the transactions in which we face risk to such counterparty. In addition, because we insure and reinsure municipal obligations, we can have significant exposures to individual municipal entities, directly or indirectly through explicit or implicit support of related entities. Even though we believe that the risk of a complete loss on some municipal obligations generally is lower than for corporate credits because some municipal bonds are backed by taxes or other pledged revenues, a single default by a municipality could have a significant impact on our liquidity or could result in a large or even complete loss that could have a material adverse effect on our business, financial condition and operating results.

Our financial guaranty business is concentrated among relatively few significant customers, and our revenues could decline if we lose any significant customer.

Our financial guaranty business derives a significant percentage of its annual gross premiums from a small number of customers, particularly in our reinsurance business. A loss of business from even one of our significant customers could have a material adverse effect on our business, financial condition and operating results. In the first quarter of 2008, two primary insurers accounted for approximately $19.8 million or 42.6% of the financial guaranty segment’s gross written premiums.

Some of our financial guaranty products are riskier than traditional guaranties of public finance obligations.

In addition to the traditional guaranties of public finance bonds, we write guaranties involving structured finance obligations that expose us to a variety of complex credit risks and indirectly to market, political and other risks beyond those that generally apply to financial guaranties of public finance obligations. We issue financial guaranties or synthetic credit protection in connection with certain asset-backed transactions and securitizations secured by one or a few classes of assets, such as residential mortgages, auto loans and leases, credit card receivables and other consumer assets, and obligations under credit default swaps, and in the past have issued financial guaranties covering utility mortgage bonds and multi-family housing bonds. We continue to have substantial exposure to synthetic CDOs of corporate and/or asset-backed securities (including residential and commercial mortgage-backed securities), a business line which we discontinued writing in March 2008. We do not anticipate writing a meaningful amount of CDO business for the foreseeable future. We also have exposure to trade credit reinsurance (which is currently in run-off), which protects sellers of goods under certain circumstances against nonpayment of their accounts receivable. These guaranties expose us to the risk of buyer nonpayment, which could be triggered by many factors, including the failure of a buyer’s business. These guaranties may cover receivables where the buyer and seller are in the same country as well as cross-border receivables. In the case of cross-border transactions, we sometimes grant coverage that effectively provides coverage of losses that could result from political risks, such as foreign currency controls and expropriation, which could interfere with the payment from the buyer. Losses associated with these non-public finance financial guaranty products are difficult to predict accurately. Recently, deterioration in credit quality and losses on some types of CDOs that we insure have been significantly higher than market participants, including us, have anticipated. We expect that this trend will continue, at least in the near term. Any failure to properly anticipate those losses on our insured transactions could have a material adverse effect on our business, financial condition and operating results.

We may be forced to reinsure greater risks than we desire due to adverse selection by ceding companies.

A portion of our financial guaranty reinsurance business is written under treaties that generally give the ceding company some ability to select the risks that they cede to us within the terms of the treaty. In current market conditions, many of our ceding companies are looking to cede a large percentage of their risks. There is a risk under these treaties that the ceding companies will decide to cede to us exposures that have higher rating agency capital charges or that the ceding companies expect to be less profitable, which could have a material adverse effect on our business, financial condition and operating results. We attempt to mitigate this risk in a number of ways, including requiring ceding companies to retain a specified minimum percentage on a pro-rata basis of the ceded business and to limit specific issuers and the types of exposures that we will allow the ceding companies to cede to us without our approval. However, we cannot be certain that these mitigation attempts will succeed in limiting the amount of less desirable exposures that are ceded to us under our treaties.

Variations in credit spreads may decrease demand for our credit enhancement and reduce opportunities for us to write profitable business.

Our financial guaranty business is significantly influenced by credit spreads that are set by market factors, over which we have little or no control. Our insurance generally provides value by lowering an issuer’s cost of borrowing, by providing capital relief to an issuer or by improving on the market execution of an insured security. The difference or “credit spread” between the actual or anticipated benefit of credit enhancement, which may be influenced by a number of factors such as credit performance, the perceived financial strength of the insurer, market liquidity and an investor’s willingness to take on risk. The cost of credit enhancement relative to the “credit spread” is a significant factor in an issuer’s determination of whether to seek credit enhancement. As credit spreads tighten—or the cost of our insurance increases vis-à-vis the perceived market benefits of such insurance—the likelihood that issuers will choose to forego credit enhancement increases. This credit spread tightening can result from either a reduction in the credit spread applicable to the issuer or issuance or, as is currently occurring in the credit markets in which we participate, an increase in the credit spread applicable to our insurance due to the perceived uncertainty regarding the value of financial guaranty insurance and the franchise value of financial guarantors, including us. Our credit spread has increased by approximately 1,095 basis points from January 1, 2007 through March 31, 2008. As a result, notwithstanding the widening of credit spreads for issuers, we have experienced fewer opportunities to write profitable business in our financial guaranty business as well as increased competition among insurers for the limited opportunities that are available to us. If credit spreads for issuers begin to tighten or continue to widen less rapidly than our applicable credit spreads, we may continue to experience limited or no opportunities to write profitable business in these businesses, which would have an adverse affect on our business, financial condition and operating results.

Our financial guaranty business faces intense competition.

The financial guaranty industry is highly competitive. The principal sources of direct and indirect competition are:

•

other financial guaranty insurance companies, including some of which that have recently been downgraded from triple-A to ratings equal to or lower than our ratings from the rating agencies, which may revise their business plans to compete more directly against us for the transactions we currently insure;

•	new financial guaranty insurance companies or other competitors and, potentially, Federal Home Loan Banks and state pension funds, some of which may have higher ratings than we do;

•	derivative products companies, some of which may have higher ratings than we do and/or may have lower capital requirements for the transactions that we insure;

•	multiline insurers that have increased their participation in financial guaranty reinsurance, some of which have formed strategic alliances with some of the U.S. primary financial guaranty insurers;

•

other forms of credit enhancement, including letters of credit, guaranties and credit default swaps provided in most cases by foreign and domestic banks and other financial institutions, some of which are governmental enterprises, that have been assigned the highest ratings awarded by one or more of the major rating agencies or have agreed to post collateral to support their risk position;

•	alternate transaction structures that permit issuers to securitize assets more cost-effectively without the need for credit enhancement of the types we provide; and

•	cash-rich investors seeking additional yield on their investments by foregoing credit enhancement.

Competition in the financial guaranty reinsurance business is based on many factors, including overall financial strength, financial strength ratings, credit spreads, perceived financial strength, perceived benefit of the credit protection being provided, pricing and service. The rating agencies allow credit to a ceding company’s capital requirements and single risk limits for reinsurance that is ceded. The amount of this credit is in part determined by the financial strength rating of the reinsurer. Some of our competitors have greater financial resources than we have and are better capitalized than we are and/or have been assigned higher ratings by one or more of the major rating agencies. In addition, the rating agencies could change the level of credit they will allow a ceding company to take for amounts ceded to us and/or similarly rated reinsurers.

In 2004, the laws applicable to New York-domiciled and licensed monoline financial guarantors were amended to permit them to use certain default swaps meeting applicable requirements as statutory collateral (i.e., to offset their statutory single risk limits, aggregate risk limits, aggregate net liability calculations and contingency reserve requirements). This regulatory change, which makes credit default swaps a more attractive alternative to traditional financial guaranty reinsurance, could result in a reduced demand for traditional monoline financial guaranty reinsurance in the future. An inability to compete for desirable financial guaranty business could have a material adverse effect on our business, financial condition and operating results.

Legislation and regulatory changes and interpretations could harm our financial guaranty business.

The laws and regulations affecting the municipal, asset-backed and trade credit debt markets, as well as other governmental regulations, may be changed in ways that subject us to additional legal liability or affect the demand for the primary financial guaranty insurance and reinsurance that we provide. Due to current market disruptions in the financial guaranty business, our regulators are reviewing the laws, rules and regulations applicable to financial guarantors. It is possible that these reviews could result in additional limitations in our ability to conduct our financial guaranty business, including additional restrictions and limitations on our ability to declare dividends or more stringent statutory capital requirements for all or certain segments of our financial guaranty businesses, restrictions and limitations on the types of obligations that we are able to insure (such as limiting the asset classes we may insure, restricting our ability to insure credit default swaps or other synthetic forms of execution or limiting the size of the transactions we may insure for a given level of capital). In addition, the New York Insurance Department and the Governor of the State of New York have proposed permitting monoline financial guaranty insurance companies to split into multiple companies based on the type of obligation each resulting company will insure in the future (e.g., public finance vs. structured finance transactions). Any of these changes could have a material adverse effect on our business, financial condition and operating results.

Changes in tax laws could reduce the demand for or profitability of financial guaranty insurance, which could harm our business.

Any material change in the U.S. tax treatment of municipal securities, or the imposition of a “flat tax” or a national sales tax in lieu of the current federal income tax structure in the U.S., could adversely affect the market for municipal obligations and, consequently, reduce the demand for related financial guaranty insurance and reinsurance. For example, the Jobs and Growth Tax Relief Reconciliation Act of 2003, enacted in May 2003, significantly reduced the federal income tax rate for individuals on dividends and long-term capital gains. This tax change may reduce demand for municipal obligations and, in turn, may reduce the demand for financial guaranty insurance and reinsurance of these obligations by increasing the comparative yield on dividend-paying equity securities. Changes to the tax laws recently adopted by the U.S. House of Representatives permitting municipal and other tax-exempt bonds guaranteed by Federal Home Loan banks to retain their federal tax-exempt status could reduce the demand for financial guaranty insurance on tax-exempt obligations. Other potential changes in U.S. tax laws, including current efforts to eliminate the federal income tax on dividends, might also affect demand for municipal obligations and for financial guaranty insurance and reinsurance of those obligations.

We may be unable to develop or sustain our financial guaranty business if we were required, but were unable, to obtain reinsurance or other forms of capital.

In order to comply with regulatory, rating agency and internal capital and single risk retention limits as our financial guaranty business grows, we may in the future need access to sufficient reinsurance or other capital capacity to continue to underwrite transactions. The market for reinsurance recently has become more concentrated because several participants have exited the industry. If we are unable to obtain sufficient reinsurance or other forms of capital, we may be unable to issue new policies and grow our financial guaranty business. This could have a material adverse effect on our business, financial condition and operating results.

Risks Related to an Investment in Our Common Stock

Our common stock may be subject to substantial price fluctuations due to a number of factors, including those identified above, and those fluctuations may prevent our stockholders from reselling our common stock at a profit.

The market price of our common stock could be subject to significant fluctuations in price and may decline in value following the completion of the offering to which this prospectus relates. The following factors, among others, could affect our stock price:

•	our operating and financial performance and how such performance compares to results anticipated by analysts or investors;

•

market expectations, and changes in expectations, about our prospects, including future operating and financial performance measures, such as new insurance written, paid and incurred losses, and net income or net loss;

•	ratings actions, or the warning of a ratings action, with respect to our credit ratings or the insurance financial strength ratings assigned to our insurance subsidiaries;

•	trends in our industry and the markets in which we operate;

•	announcements of material transactions, such as acquisitions, strategic alliances, joint ventures or financings, by us, our major customers or our competitors;

•	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors or officers;

•	speculation in the press or investment community;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	other risks identified in this prospectus.

Stock markets in general have recently experienced relatively high levels of volatility. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of our common stock could be negatively affected by sales of substantial amounts of additional equity securities by us.

Sales by us of a substantial amount of equity securities following this offering, including additional shares of our common stock or equity or equity-linked securities senior to our common stock or convertible into our common stock, or the perception that these sales might occur, could cause the market price of our common stock to decline. If such sales reduce the market price of our common stock, our ability to raise additional capital in this manner may be adversely affected, and it may be difficult for you to sell your shares at a time and price that you deem appropriate.

We may issue additional equity or equity-linked securities in the future for a number of reasons, including to raise capital beyond the capital raised in this offering in order to finance our operations and business strategy. We are unable to predict to the effect, if any, that future sales or issuance of shares of our common stock or other equity or equity-linked securities will have on the trading price of our common stock.

We cannot assure you that we will continue to pay dividends on our common stock or, if we do, that we will maintain our current dividend rate.

On May 7, 2008 we announced that our board of directors approved a regular quarterly dividend on our common stock in the amount of $0.02 per share, payable on June 17, 2008, to stockholders of record as of May 16, 2008. Previously, we have declared cash dividends on our common stock equal to $0.02 per share in the first quarter of 2008 and in each quarter of 2007 and 2006. As a holding company, we depend mainly upon our subsidiaries’ ability to transfer funds to us in order to pay dividends. Our insurance subsidiaries, which have historically been an important source of funds for us, including funds to pay dividends, have dividend payment restrictions based on regulatory limitations. If we do not receive adequate distributions from our operating subsidiaries, then we may not be able to make, or may have to reduce, dividend payments on our common stock.

Provisions in our organizational documents and applicable state or foreign law could delay or prevent a change in control of our company, or cause a change in control of our company to have adverse regulatory consequences, any of which could adversely affect the price of our common stock.

Certain provisions of our amended and restated certificate of incorporation, as amended, and bylaws may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium over the market price for our securities. These provisions include:

•

that directors can be removed only for cause and only upon the vote of the holders of shares entitled to cast a majority of the votes that all stockholders are entitled to cast in an election of directors;

•	that we may issue preferred stock with such rights, preferences, privileges and limitations as our board of directors may establish;

•	that special meetings of stockholders may only be called by the chairman of the board, a majority of the board of directors or the holders of a majority of the shares of common stock then outstanding;

•	advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors or a committee of the board, of candidates for election as directors; and

•

procedures providing that a notice of proposed stockholder nominations for the election of directors must timely be given in writing to our secretary generally not less than 60 days before the meeting at which directors are to be elected.

The application of various insurance laws also could be a significant deterrent to any person interested in acquiring control of us. The insurance and insurance holding company laws of each of the jurisdictions in which our insurance subsidiaries are incorporated or commercially domiciled govern any acquisition of control of our insurance subsidiaries or of us. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of our outstanding common stock, unless the applicable insurance regulatory authorities determine otherwise.

The terms of Section 203 of the Delaware General Corporation Law apply to us because we are a publicly-traded Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder,” as defined in Section 203. Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management, and they could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $            million from our sale of             shares of our common stock in this offering, at an assumed public offering price of $            per share (which was the last reported sale price on May     , 2008), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option in full to purchase additional shares of our common stock, we estimate that we will receive net proceeds of approximately $            million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to pay the indebtedness outstanding under our credit facility, to invest in Radian Guaranty to support the volume of new mortgage insurance business written and the balance for our general corporate purposes.

The amount outstanding under our credit facility is $            million at May     , 2008 with an interest rate of LIBOR plus 240 basis points and a maturity of February 28, 2011. The draw down of $200 million under the credit facility on August 15, 2007 was intended for general corporate purposes. Subsequently, $100 million of the draw down was contributed to our financial guaranty operating subsidiaries.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under symbol “RDN.” The following table shows the high and low sale prices for our common stock as reported on the New York Stock Exchange and the quarterly cash dividends declared per share for the periods indicated.

	High	Low	Dividends
2006
First Quarter	$61.41	$54.53	$0.02
Second Quarter	$65.80	$57.68	$0.02
Third Quarter	$65.18	$57.95	$0.02
Fourth Quarter	$62.08	$51.61	$0.02
2007
First Quarter	$67.35	$53.17	$0.02
Second Quarter	$63.95	$50.82	$0.02
Third Quarter	$55.40	$15.20	$0.02
Fourth Quarter	$25.99	$8.15	$0.02
2008
First Quarter	$12.43	$4.41	$0.02
Second Quarter (through May 15, 2008)	$7.14	$4.51	$0.02

We declared cash dividends on our common stock equal to $0.02 per share in the first two quarters of 2008 and in each quarter of 2007 and 2006. As a holding company, we depend mainly upon our subsidiaries’ ability to transfer funds to us in order to pay dividends. The payment of dividends and other distributions to us by our insurance subsidiaries is limited by insurance rules and regulations. For more information on our ability to pay dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and Note 10 of Notes to Unaudited Condensed Consolidated Financial Statements included in our Form 10-Q for the quarter ended March 31, 2008, incorporated by reference herein.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to this offering as if it had occurred on March 31, 2008.

You should read the table in conjunction with our audited Consolidated Financial Statements and the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated herein by reference, as well as our Unaudited Consolidated Financial Statements and notes thereto included in our quarterly report on Form 10-Q for the period ended March 31, 2008, also incorporated herein by reference.

	At March 31, 2008
	Actual	As Adjusted
	(in thousands of dollars) (unaudited)
Long-term debt, other borrowings and variable interest entity debt	$1,059,463

Total stockholders’ equity:
Common stock: par value $0.001 per share; 200,000,000 shares authorized; 80,460,406 and shares outstanding at March 31, 2008 on an actual and as adjusted basis, respectively	98
Treasury stock, at cost: 17,171,357	(888,643)
Additional paid-in capital	1,334,854
Retained earnings	2,375,189
Accumulated other comprehensive income	45,858

Total stockholders’ equity	2,867,356

Total capitalization	$3,826,600	$

The number of shares of common stock outstanding as of March 31, 2008 excludes, as of that date, 4,298,251 shares of common stock issuable upon the exercise of outstanding options under our employee benefit plans.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth our selected consolidated historical financial data, derived from our audited Consolidated Financial Statements, as of and for the five years ended December 31, 2007. The information as of and for the periods ended March 31, 2008 and March 31, 2007 is derived from our Unaudited Condensed Consolidated Financial Statements, included in our quarterly report on Form 10-Q for the period ended March 31, 2008 incorporated by reference herein. This information should be read in conjunction with our Consolidated Financial Statements and notes thereto, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2007 Annual Report on Form 10-K and our quarterly report on Form 10-Q for the period ended March 31, 2008, all of which are incorporated by reference herein.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(in millions, except per share amounts and ratios)
Condensed Data Consolidated Statements of Income
Net premiums written—insurance(1)	$244.3	$248.4	$1,085.2	$1,004.3	$1,006.7	$964.4	$1,016.9

Net premiums earned—insurance(2)	$241.9	$214.5	$912.3	$907.0	$917.0	$918.3	$917.7
Net investment income	66.0	61.0	256.1	234.3	208.4	204.3	186.2
Net gains on securities	(54.9)	13.8	53.6	40.8	36.6	50.8	17.4
Change in fair value of derivative instruments	707.8	48.4	(1,214.4)	124.9	110.8	158.3	94.6
Gain on sale of affiliates	—	—	181.7	—	—	—	—
Other income	3.6	3.8	11.7	20.9	25.3	32.3	63.3

Total revenues	964.4	341.5	201.0	1,327.9	1,298.1	1,364.0	1,279.2

Provision for losses	582.7	107.0	1,299.4	369.3	390.6	456.8	476.1
Provision for second-lien premium deficiency	18.1	—	195.6	—	—	—	—
Policy acquisition costs	23.9	28.3	113.2	111.6	115.9	121.8	128.5
Other operating expenses	55.1	57.7	192.2	242.6	226.0	205.7	211.1
Interest expense	12.5	13.1	53.0	48.1	43.0	34.7	37.5

Total losses and expenses	692.3	206.1	1,853.4	771.6	775.5	819.0	853.2

Equity in net income (loss) of affiliates	12.5	22.8	(416.5)	257.0	217.7	180.6	105.5

Pretax income (loss)	284.6	158.2	(2,068.9)	813.3	740.3	725.6	531.5

Net income (loss)	195.6	113.5	(1,290.3)	582.2	522.9	518.7	385.9

Diluted net income (loss) per share(3)	$2.44	$1.42	$(16.22)	$7.08	$5.91	$5.33	$3.95

Cash dividends declared per share	$.02	$.02	$.08	$.08	$.08	$.08	$.08

Average shares outstanding-diluted	80.0	80.1	79.6	82.3	88.7	97.9	98.5

Condensed Consolidated Balance Sheet Data
Total assets	$8,254.0	$8,124.9	$8,210.2	$7,960.4	$7,230.6	$7,000.8	$6,445.8
Total investments	6,559.9	5,946.0	6,411.0	5,745.3	5,513.7	5,470.1	5,007.4
Unearned premiums	1,074.6	974.8	1,094.7	943.7	849.4	770.2	718.6
Reserve for losses and loss adjustment expenses	1,902.1	852.5	1,598.8	842.3	801.0	801.0	790.4
Second-lien premium deficiency	213.7	—	195.6	—	—	—	—
Long-term debt and other borrowings	959.2	747.8	948.1	747.8	747.5	717.6	717.4
Derivative liabilities	703.4	—	1,305.7	31.7	—	—	—
Stockholders’ equity	2,867.4	4,147.8	2,720.7	4,067.6	3,662.9	3,689.1	3,225.8
Book value per share	$35.64	$52.00	$33.83	$51.23	$44.11	$39.98	$34.31

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(in millions, except per share amounts and ratios)
Selected Ratios—Mortgage Insurance(4)
Loss ratio	264.7%	57.6%	142.4%	42.9%	44.5%	49.2%	40.7%
Expense ratio	22.1	26.9	23.5	29.2	26.7	26.6	25.8

Combined ratio	286.8%	84.5%	165.9%	72.1%	71.2%	75.8%	66.5%

Selected Ratios—Financial Guaranty(4)
Loss ratio	22.8%	(10.9%)	50.2%	10.1%	14.9%	26.0%	67.1%
Expense ratio	60.7	48.8	48.2	52.2	55.7	45.9	38.8

Combined ratio	83.5%	37.9%	98.4%	62.3%	70.6%	71.9%	105.9%

Other Data—Mortgage Insurance
Primary new insurance written	$10,297	$13,227	$57,132	$40,117	$42,592	$44,820	$68,362
Direct primary insurance in force	146,949	119,712	143,066	113,903	109,684	115,315	119,887
Direct primary risk in force	32,792	25,713	31,622	25,311	25,729	27,012	27,106
Total pool risk in force	2,995	3,066	3,004	2,991	2,711	2,384	2,415
Total other risk in force(5)	11,091	10,444	10,511	10,322	9,709	1,205	1,053
Persistency (twelve months ended)	77.5%	69.5%	75.4%	67.3%	58.2%	58.8%	46.7%

Condensed Consolidated Statements of Income
Other Data—Financial Guaranty(6)
Net premiums written	$33	$42	$230	$263	$223	$216	$369
Net premiums earned	38	34	195	204	212	214	249
Net par outstanding	116,783	114,109	116,022	103,966	76,652	66,720	76,997
Net debt service outstanding	165,931	155,569	164,347	143,728	110,344	101,620	117,900

(1)

For each of the last five fiscal years, excludes premiums written on credit derivatives in the following amounts: $99.7 million in 2007; $107.7 million in 2006; $94.2 million in 2005; $118.1 million in 2004; and $93.6 million in 2003. In previous periods premiums written and earned on credit derivatives were reported as premiums written and earned in the statements of operations. These premiums are now reported in change in fair value of derivative instruments. This reclassification is the result of an effort by the financial guaranty industry, in consultation with the SEC, to provide consistency in disclosure of credit derivative contracts. See Note 1 to Notes to Unaudited Condensed Consolidated Financial Statements, incorporated by reference herein.

(2)

For each of the last five fiscal years, excludes premiums earned on credit derivatives in the following amounts: $126.3 million in 2007; $108.8 million in 2006; $101.6 million in 2005; $111.2 million in 2004; and $90.5 million in 2003. See Note 1 above.

(3)

Diluted net income per share and average share information in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” Amounts reflect the inclusion of shares underlying contingently convertible debt, which was redeemed on August 1, 2005. See Note 21 of Notes to audited Consolidated Financial Statements, incorporated by reference herein.

(4)

Calculated on a GAAP basis using provision for losses to calculate the loss ratio and policy acquisition costs and other operating expenses, excluding merger expenses, to calculate the expense ratio as a percentage of net premiums earned (insurance and derivatives).

(5)	Consists mostly of international insurance risk, second-lien mortgage insurance risk and other structured mortgage-related insurance risk.
(6)	Reflects the 2004 and 2005 recaptures of previously ceded business.

DESCRIPTION OF CAPITAL STOCK

The following is a general description of our capital stock. The terms of our amended and restated certificate of incorporation and bylaws are more detailed than the general information provided below. You should read our amended and restated certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and carefully consider the provisions of those documents that are important to you.

Authorized and Outstanding Capital Stock

We are authorized to issue a total of 220,000,000 shares of our capital stock, with a par value of $0.001 per share. Of the authorized amount, 200,000,000 of the shares are designated as common stock and 20,000,000 of the shares are designated as preferred stock.

As of May 5, 2008, there were 80,429,462 shares of common stock issued and outstanding, and no shares of preferred stock were issued or outstanding.

Description of Common Stock

General. Each share of our common stock has the same rights and privileges. Holders of our common stock do not have any preferences or any preemptive, redemption, subscription, conversion or exchange rights. All of our outstanding shares of common stock are fully paid and nonassessable. Our common stock is listed on the NYSE under the symbol “RDN.”

Voting Rights. The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held. There is no cumulative voting.

Dividends. Subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, the holders of common stock are entitled to participate ratably in all dividends, payable in cash, stock or otherwise, that may be declared by our board of directors out of any funds legally available for the payment of dividends. Each such distribution will be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by our board of directors.

Liquidation and Distribution. If we voluntarily or involuntarily liquidate, dissolve or wind-up, or upon any distribution of our assets, the holders of our common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, to be distributed to the holders of any series of preferred stock, all of the remaining assets available for distribution equally and ratably in proportion to the number of shares of common stock held by them.

Description of Preferred Stock

General. Under our amended and restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to provide for the issuance of shares of preferred stock in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, qualifications, privileges, limitations or restrictions, as may be determined by our board of directors and set forth in a certificate of designation. We may amend from time to time our certificate of incorporation and bylaws to increase the number of authorized shares of preferred stock or common stock or to make other changes or additions.

Anti-takeover Provisions

Certificate of Incorporation and Bylaws. Certain provisions of our amended and restated certificate of incorporation and bylaws summarized below may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium over the market price for our securities. Our amended and restated certificate of incorporation and bylaws provide:

•

that directors can be removed only for cause and only upon the vote of the holders of shares entitled to cast a majority of the votes that all stockholders are entitled to cast in an election of directors;

•	that we may issue preferred stock with such rights, preferences, privileges and limitations as our board of directors may establish;

•	that special meetings of stockholders may only be called by the chairman of the board, a majority of the board of directors or the holders of a majority of the shares of common stock then outstanding;

•	advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors or a committee of the board, of candidates for election as directors; and

•

procedures providing that a notice of proposed stockholder nominations for the election of directors must be timely given in writing to our secretary generally not less than 60 days before the meeting at which directors are to be elected.

Restrictions on Ownership Under Insurance Laws. The application of various state insurance laws could be a significant deterrent to any person interested in acquiring control of us. The insurance holding company laws of each of the jurisdictions in which our insurance subsidiaries are incorporated or commercially domiciled govern any acquisition of control of our insurance subsidiaries or of us. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of our outstanding common stock, unless the applicable insurance regulatory authorities determine otherwise.

Delaware General Corporation Law. The terms of Section 203 of the Delaware General Corporation Law apply to us because we are a publicly-traded Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder,” as defined below, for a period of three years from the date that person became an interested stockholder, unless:

•

the transaction that results in a person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;

•

upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or

•

on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

Under Section 203, an “interested stockholder” is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation; or

•

an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder.

Transfer Agent and Registrar

Our principal transfer agent and registrar for common stock is The Bank of New York.

UNDERWRITING

Lehman Brothers Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.

Total

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of our common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share

Total

Lehman Brothers Inc. has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $             (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of             shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than             shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Certain of our directors and officers, including                     ,                     , and                      have indicated an interest in purchasing up to $                 million of our common stock in this offering at the public offering price, or up to                      shares of our common stock. Although we expect these directors and officers to purchase the shares they have indicated an interest in purchasing, subject to any limitations imposed by FINRA rules, indications of interest are not binding agreements or commitments to purchase.

Lock-Up Agreement

We, and all of our directors and executive officers have agreed that, subject to certain limited exceptions, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly for a period of 90 days from the date of this prospectus, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless such extension is waived in writing by Lehman Brothers Inc.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “RDN.”

Stamp Taxes

If you purchase shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Lehman Brothers Inc. has provided to us, from time to time, financial and business advisory services with respect to our mortgage insurance and financial guaranty businesses and advised us on our proposed, but subsequently terminated, merger with MGIC Investment Corporation. Lehman Brothers Inc. received customary fees and expenses for such services. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date) an offer of securities to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities maybe offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lehman Brothers Inc. for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission (“ASIC”). It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001 (Act) in relation to the securities or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ‘Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•

the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•

it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our securities may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our securities which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 as amended, the FIEL), and we will not offer or sell any of our securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and our securities may not be offered or sold, and we will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC, except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed and purchased under Section 275 by a relevant person which is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable in six months after that corporation or that trust has acquired our securities under Section 275 except (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for transfer; or (iii) by operation of law.

Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

LEGAL MATTERS

Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, will pass upon certain legal matters relating to this offering. Dewey & LeBoeuf LLP will pass upon certain legal matters relating to this offering for the underwriters. Dewey & LeBoeuf LLP represents the Company from time to time on various matters and may continue to represent the Company in the future.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements and the related financial statement schedules as of December 31, 2006, and for each of the two years in the period ended December 31, 2006, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report, based on their audit and (as to amounts included for Sherman Financial Group LLC for the year ended December 31, 2006) the report of other auditors, expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, Share-based Payment, in 2006), which is incorporated herein by reference. Such consolidated financial statements and the related financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sherman Financial Group LLC and subsidiaries as of December 31, 2006, and for the year then ended, referred to in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto (which report expressed an unqualified opinion and contains an explanatory paragraph related to 2005 restatement adjustments) which is included in the Annual Report on Form 10-K of Radian Group Inc. for the year ended December 31, 2007. The consolidated financial statements of Sherman Financial Group LLC and subsidiaries were not presented separately therein. Said report is incorporated in this prospectus by reference from the Annual Report on Form 10-K of Radian Group Inc. for the year ended December 31, 2007, in reliance upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also have filed a registration statement on Form S-1, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington DC, 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008;

•	our Current Reports on Form 8-K filed January 3, 2008, April 14, 2008, April 18, 2008, May 6, 2008 and May 9, 2008; and

•	our Definitive Proxy Statement on Schedule 14A, filed April 24, 2008.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests for copies should be addressed to:

Radian Group Inc.

1601 Market Street

Philadelphia, PA 19103

Telephone: (215) 231-1000

Attention: Investor Relations

You can also find these filings on our website at www.radian.biz. However, we are not incorporating the information on our website other than those filings referenced above into this prospectus.

                 Shares

Radian Group Inc.

Common Stock

PROSPECTUS

                        , 2008

LEHMAN BROTHERS

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The aggregate estimated expenses, other than underwriting discounts and commissions, in connection with the sale of the securities being registered hereby are currently anticipated to be as follows (all amounts other than the SEC filing fee and FINRA filing fee are estimated). All expenses of the offering will be paid by the Registrant.

Amount
Securities and Exchange Commission registration fee		$3.93
FINRA filing fee		*
Printing expenses		20,000
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous (including any applicable listing fees and transfer agent’s fees and expenses)		*

Total	$

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b) (7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. Article Seventh of the Registrant’s Third Amended and Restated Certificate of Incorporation (the “Charter”) provides that the personal liability of directors of the Registrant is eliminated to the fullest extent permitted by the DGCL.

Under Section 145 of DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys’ fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director, officer, employee or agent of the corporation if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article Eighth of the Registrant’s Charter provides for indemnification of the Registrant’s directors and officers to the fullest extent permitted by the DGCL. Furthermore, Article VIII of the Registrant’s Bylaws provides that the Registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer or other authorized representative of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. Article VIII further permits the Registrant to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the DGCL.

The Registrant’s directors and officers are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by the Registrant.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

(b) Financial Statement Schedules.

The following financial statement schedules are incorporated by reference to our Annual Report on Form 10-K:

•	Schedule I – Summary of investments – other than investments in related parties (December 31, 2007)

•	Schedule II – Condensed Financial Information of Registrant (December 31, 2007)

•	Schedule IV – Reinsurance (December 31, 2007)

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17.	Undertakings.

a) The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, Commonwealth of Pennsylvania, on May 20, 2008.

RADIAN GROUP INC.

/S/ SANFORD A. IBRAHIM
By: Sanford A. Ibrahim
Title: Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned directors and officers of Radian Group Inc. hereby severally constitutes and appoints C. Robert Quint and Teresa A. Bryce, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments) and any subsequent registration statement filed by Radian Group Inc. pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date

/S/ SANFORD A. IBRAHIM Sanford A. Ibrahim	Chief Executive Officer (principal executive officer)	May 20, 2008

/S/ C. ROBERT QUINT C. Robert Quint	Chief Financial Officer (principal financial officer)	May 20, 2008

/S/ CATHERINE M. JACKSON Catherine M. Jackson	Controller (principal accounting officer)	May 20, 2008

/S/ HERBERT WENDER Herbert Wender	Director	May 20, 2008

/S/ DAVID C. CARNEY David C. Carney	Director	May 20, 2008

/S/ HOWARD B. CULANG Howard B. Culang	Director	May 20, 2008

Name	Title	Date

/S/ STEPHEN T. HOPKINS Stephen T. Hopkins	Director	May 20, 2008

/S/ JAMES W. JENNINGS James W. Jennings	Director	May 20, 2008

/S/ RONALD W. MOORE Ronald W. Moore	Director	May 20, 2008

/S/ JAN NICHOLSON Jan Nicholson	Director	May 20, 2008

/S/ ROBERT W. RICHARDS Robert W. Richards	Director	May 20, 2008

/S/ ANTHONY W. SCHWEIGER Anthony W. Schweiger	Director	May 20, 2008

INDEX TO EXHIBITS

Exhibit Number	Exhibit
¥1.1	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated as of February 6, 2007, by and between Radian Group Inc. and MGIC Investment Corporation (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K dated February 6, 2007 and filed on February 12, 2007)

2.2	Termination and Release Agreement, dated as of September 4, 2007, by and between Radian Group Inc. and MGIC Investment Corporation (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K dated September 4, 2007 and filed on September 10, 2007)

2.4	Securities Purchase Agreement, dated as of September 14, 2007, by and between Radian Guaranty Inc., Mortgage Guaranty Insurance Corporation and Sherman Capital, L.L.C. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K dated September 14, 2007 and filed on September 20, 2007)

3.1	Third Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated May 11, 2004, and filed on May 12, 2004)

3.2	Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K dated November 6, 2007 and filed on November 13, 2007)

4.1	Specimen certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K (file no. 1-11356) for the year ended December 31, 1999)

4.2	Indenture dated May 29, 2001, between the Registrant and First Union National Bank, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

4.3	Form of 7.75% Debentures Due 2011 (included within Exhibit 4.2)

4.4	Registration Rights Agreement dated October 27, 1992, between the Registrant and Commonwealth Land Title Insurance Company (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

4.5	Indenture dated as of February 14, 2003, between the Registrant and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2003)

4.6	Form of 5.625% Senior Notes Due 2013 (included within Exhibit 4.5)

4.7	Registration Rights Agreement dated February 14, 2003, among the Registrant, Banc of America Securities LLC, Lehman Brothers Inc., Wachovia Securities, Inc., Bear Stearns & Co. Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2003)

4.8	Senior Indenture dated as of June 7, 2005, between the Registrant and Well’s Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated June 2, 2005 and filed on June 7, 2005)

4.9	Officers’ Certificate, dated as of June 7, 2005, including the terms of the Registrant’s 5.375% Senior Notes due 2015, as Attachment A, and including the form of the Notes as Exhibit A-1 to Attachment A (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K dated June 2, 2005 and filed on June 7, 2005)

¥5.1	Opinion re Legality

Exhibit Number	Exhibit
+10.1	Form of Change of Control Agreement between Radian Group Inc. and C. Robert Quint (dated January 25, 1995) (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K (file no. 001-11356) for the year ended December 31, 2001)

+10.2	Form of Change of Control Agreement between the Registrant and each of Stephen D. Cooke (dated December 12, 2005), Robert E. Croner (dated December 12, 2005), and Teresa A. Bryce (dated November 14, 2006) (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated December 12, 2005 and filed on December 16, 2005)

+10.3	Amended and Restated Change of Control Agreement between Radian Asset Assurance Inc. and Stephen D. Cooke, dated December 11, 2007 (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007)

+10.4	Severance and Change of Control Agreement between Radian Group Inc. and David M. Applegate, dated January 16, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007)

+10.5	Radian Group Inc. Pension Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K (file no. 001-11356) for the year ended December 31, 2001)

+10.6	Amendment No. 1 to Radian Group Inc. Pension Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K (file no. 001-11356) for the year ended December 31, 2002)

+10.7	Amendment No. 2 to Radian Group Inc. Pension Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006)

+10.8	Amendment No. 3 to Radian Group Inc. Pension Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006)

+10.9	Amendment No. 4 to Radian Group Inc. Pension Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006)

+10.10	Amendment No. 5 to Radian Group Inc. Pension Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated February 5, 2007 and filed on February 9, 2007)

+10.11	Amendment No. 6 to Radian Group Inc. Pension Plan (Amended and Restated January 1, 1997), dated April 10, 2007 (incorporated by reference to Exhibit 10.3 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

+10.12	Amendment No. 7 to Radian Group Inc. Pension Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)

+10.13	Radian Group Inc. Amended and Restated Benefit Restoration Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated November 6, 2007 and filed on November 13, 2007)

+10.14	Radian Group Inc. Savings Incentive Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

Exhibit Number	Exhibit
+10.15	Amendment No. 1 to Radian Group Inc. Savings Incentive Plan (Amended and Restated Effective January 1, 1997) ( incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K (file no. 001-11356) for the year ended December 31, 2002)

+10.16	Amendment No. 2 to Radian Group Inc. Savings Incentive Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006)

+10.17	Amendment No. 3 to Radian Group Inc. Savings Incentive Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006)

+10.18	Amendment No. 4 to Radian Group Inc. Savings Incentive Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006)

+10.19	Amendment No. 5 to Radian Group Inc. Savings Incentive Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007)

+10.20	Amendment No. 6 to Radian Group Inc. Savings Incentive Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)

+10.21	Amendment No. 7 to Radian Group Inc. Savings Incentive Plan (Amended and Restated Effective January 1, 1997) (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)

+10.22	Radian Group Inc. Equity Compensation Plan (Amended and Restated May 9, 2006) (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on April 18, 2006).

+10.23	Amendment to Radian Group Inc. Equity Compensation Plan (Amended and Restated May 9, 2006) dated February 5, 2007 (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006)

+10.24	Amendment No. 2 to Radian Group Inc. Equity Compensation Plan, dated November 6, 2007 (incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007)

+10.25	Form of Stock Option Grant Letter (incorporated by reference to Exhibit 10 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2004)

+10.26	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2005)

+10.27	Form of Restricted Stock Award Agreement for awards granted on or after February 5, 2007 (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006)

+10.28	Form of Phantom Stock Agreement for Employees (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K dated February 8, 2005, and filed on February 14, 2005)

+10.29	Form of Phantom Stock Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K dated February 8, 2005, and filed on February 14, 2005)

+10.30	Radian Group Inc. Amended and Restated Performance Share Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Amended Current Report on Form 8-K dated February 8, 2005, and filed on March 30, 2005)

+10.31	Form of Performance Share Award Agreement for performance period beginning January 1, 2005, and ending January 1, 2007 (incorporated by reference to Exhibit 10.3 to the Registrant’s Amended Current Report on Form 8-K dated February 8, 2005, and filed on March 30, 2005)

Exhibit Number	Exhibit
+10.32	Form of Performance Share Award Agreement for performance period beginning January 1, 2006, and ending January 1, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated February 7, 2006, and filed on February 13, 2006)

+10.33	Radian Group Inc. Voluntary Deferred Compensation Plan for Officers (Amended and Restated May 6, 2008) (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated May 5, 2008 and filed May 9, 2008)

+10.34	Radian Group Inc. Voluntary Deferred Compensation Plan for Directors (Amended and Restated May 6, 2008) (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated May 5, 2008 and filed May 9, 2008)

+10.35	Radian Group Inc. 1997 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10 to the Registrant’s Registration Statement on Form S-8 (file no. 333-40623) filed on November 20, 1997)

+10.36	Amendment No. 1 to Radian Group Inc. 1997 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

+10.37	Amendment No. 2 to Radian Group Inc. 1997 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.36 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007)

+10.38	Amerin Corporation Second Amendment and Restatement of 1992 Long-Term Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K( file no. 001-11356) for the year ended December 31, 2002)

+10.39	Enhance Financial Services Group Inc. 1997 Long-Term Incentive Plan for Key Employees (As Amended Through June 3, 1999) (incorporated by reference to Exhibit 10.2.2 to the Quarterly Report on Form 10-Q (file no. 1-10967) for the period ended June 30, 1999, of Enhance Financial Services Group Inc.)

+10.40	Enhance Reinsurance Company Supplemental Pension Plan (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K (file no. 001-11356) for the year ended December 31, 1999, of Enhance Financial Services Group Inc.)

+10.41	Enhance Financial Services Group Inc. Non-Employee Director Stock Option Plan (As Amended December 11, 1997) (incorporated by reference to Annex A to the Schedule 14A of Enhance Financial Services Group Inc. (file no. 1-10967) filed on May 4, 1998)

+10.42	Employment Agreement between the Registrant and Sanford A. Ibrahim, dated as of May 5, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated May 5, 2008 and filed on May 9, 2008)

+10.43	Transition Agreement and General Release between Radian Group Inc. and Roy Kasmar, dated January 9, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated January 9, 2007 and filed on January 10, 2007)

+10.44	Retention Agreement, dated as of February 14, 2005, between the Registrant and Roy J. Kasmar (incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004)

+10.45	First Amendment to Employment and Retention Agreement between Radian Group Inc. and Roy J. Kasmar, dated May 9, 2006 (incorporated by reference to Exhibit 10.3 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)

Exhibit Number	Exhibit
+10.46	Retention Agreement, dated as of February 14, 2005, between the Registrant and Howard S. Yaruss (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004)

+10.47	Separation Agreement between Radian Group Inc. and Howard Yaruss, dated October 18, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 18, 2006 and filed on October 24, 2006)

+10.48	Transition Agreement and General Release between Radian Group Inc. and Mark A. Casale, dated December 11, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated December 11, 2007 and filed on December 14, 2007)

+10.49	Amendment No. 1 to Transition Agreement and General Release between Radian Group Inc. and Mark A. Casale, dated December 28, 2007 (incorporated by reference to Exhibit 10.48 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007)

10.50	Form of Radian Guaranty Inc. Master Policy, effective June 1, 1995 (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

10.51	Risk-to-Capital Ratio Maintenance Agreement between the Registrant and Commonwealth Mortgage Assurance Company regarding matters relating to Moody’s financial strength rating as amended through October 22, 1993, (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

10.52	Net Worth and Liquidity Maintenance Agreement, dated as of October 10, 2000, between Radian Guaranty Inc. and Radian Insurance Inc. (incorporated by reference to Exhibit 10.26 to the Registrant’s Annual Report on Form 10-K (file no. 001-11356) for the year ended December 31, 2002)

10.53	Form of Expense Allocation and Services Agreement between the Registrant and each of Radian Guaranty Inc., Radian Insurance Inc. and Radian Asset Assurance Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2005)

10.54	Variable Share Quota Share Reinsurance Agreement, effective January 1, 1994, between the Registrant and Capital Mortgage Reinsurance Company (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

10.55	Reinsurance Agreement, effective January 1, 1994, between the Registrant and Capital Reinsurance Company (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

10.56	Variable Share Quota Share Reinsurance Agreement, effective January 1, 1995, between the Registrant and Capital Mortgage Reinsurance Company (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

10.57	Reinsurance Agreement, effective January 1, 1996, between the Registrant and Capital Reinsurance Company (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

10.58	Variable Share Quota Share Reinsurance Agreement, effective January 1, 1997, between the Registrant and Capital Mortgage Reinsurance Company (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-4 (file no. 333-65440) filed on July 19, 2001)

10.59	Purchase Agreement, among Market Street Custodial Trust I, Market Street Custodial Trust II, Market Street Custodial Trust III, the Registrant, Radian Asset Securities Inc., Lehman Brothers Inc. and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated and filed on September 11, 2003)

Exhibit Number	Exhibit
10.60	Put Option Agreement between Radian Asset Assurance Inc. and Radian Asset Securities Inc. relating to Series A Perpetual Preferred Shares (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated and filed on September 11, 2003)

10.61	Put Option Agreement between Radian Asset Securities Inc. and Market Street Custodial Trust I relating to Series A Perpetual Preferred Shares (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K dated and filed on September 11, 2003)

10.62	Put Option Agreement between Radian Asset Assurance Inc. and Radian Asset Securities Inc. relating to Series B Perpetual Preferred Shares (incorporated by reference to Exhibit 99.4 to the Registrant’s Current Report on Form 8-K dated and filed on September 11, 2003)

10.63	Put Option Agreement between Radian Asset Securities Inc. and Market Street Custodial Trust II relating to Series B Perpetual Preferred Shares (incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report on Form 8-K dated and filed on September 11, 2003)

10.64	Put Option Agreement between Radian Asset Assurance Inc. and Radian Asset Securities Inc. relating to Series C Perpetual Preferred Shares (incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report on Form 8-K dated and filed on September 11, 2003)

10.65	Put Option Agreement between Radian Asset Securities Inc. and Market Street Custodial Trust III relating to Series C Perpetual Preferred Shares (incorporated by reference to Exhibit 99.7 to the Registrant’s Current Report on Form 8-K dated and filed on September 11, 2003)

10.66	Credit Agreement, dated December 13, 2006, by and among Radian Group Inc., Keybank National Association, as Administrative Agent, Lead Arranger, Sole Book Runner, and Swingline Lender, JPMorgan Chase Bank, NA and Wells Fargo Bank, National Association, as Co-Syndication Agents, The Northern Trust Company as Documentation Agent and certain other banks and financial institutions (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated December 13, 2006 and filed on December 19, 2006)

10.67	Guaranty Agreement, dated as of August 11, 1999, between Radian Guaranty Inc. and Amerin Guaranty Corporation (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10K (file no. 001-11356) for the year ended December 31, 1999)

10.68	Option Agreement, dated as of September 14, 2007, by and between Radian Guaranty Inc. and Meeting Street Investments LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated September 14, 2007 and filed on September 20, 2007)

10.69	First Amendment to the Credit Agreement, dated as of April 30, 2008, by and between Radian Group, Keybank National Association, as Administrative Agent and Collateral Agent and certain other banks and financial institutions as Lenders (incorporated by reference on Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated April 30, 2008 and filed on May 6, 2008)

15.1	Letter re unaudited interim financial information

16.1	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission dated October 2, 2007 (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K dated September 26, 2007 and filed October 2, 2007)

21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007)

*23.1	Consent of PricewaterhouseCoopers LLP

Exhibit Number	Exhibit
*23.2	Consent of Deloitte & Touche LLP

*23.3	Consent of Grant Thornton LLP

*24.1	Power of Attorney. Reference is made to the signature page hereto.

*	Filed herewith.
+	Management contract, compensatory plan or arrangement.
¥	To be filed by amendment